ARls
12/31/05



# Annual Report 2005





ACCURIDE® CORPORATION

ACCURIDE® CORPORATION

**ACCURIDE CORPORATION** (NYSE: ACW) is one of North America's largest and most diversified manufacturers and suppliers of commercial vehicle components. With products marketed under six industry brand names, Accuride's wide variety of components hold leading market positions.

While competing in the North American commercial vehicle industry, Accuride provides product to the heavy-, medium-, and light-duty truck markets and the bus, specialty and military vehicle markets.



Heavy & Medium Truck OEM
Aftermarket
Trailer OEM
Light Truck
Other


The Company's primary product lines are standard equipment used by virtually all North American heavy- and medium–duty original equipment manufacturers (OEMs).

## Financial Highlights

Overall, 2005 was an excellent year for Accuride. The Transportation Technologies Industries, Inc. (TTI) companies acquired in January 2005, were successfully integrated and we achieved the business plan objectives that we set at the time of the IPO.

Throughout the year, we completed initiatives to aggressively delever our balance sheet and reduced our debt by $155.4 million. At December 31, our net debt to adjusted EBITDA was 3.2 times - down from 4.3 times immediately following our IPO.

Looking forward to 2006, we expect to continue at high operating rates and strong margins despite increased commodity costs. We will also continue the implementation of continual improvement initiatives that will allow us to improve the profitability of our newly acquired business units. Furthermore, we expect strong free cash flow generation for the full-year 2006. The continued delevering of our balance sheet, coupled with our strong free cash flow, will provide Accuride significant financial flexibility to pursue our strategic objectives.

### Earnings Per Share



2.00
1.50
1.00
0.50
0.00
-0.50
-1.00
-1.50
-2.00
-2.50
2001
2002
2003
2004
2005


### EBITDA

*Dollars in millions*



$200
150
100
50
0
2001
2002
2003
2004
2005


### Net Income

*Dollars in millions*



$60
50
40
30
20
10
0
-10
-20
-30
-40
2001
2002
2003
2004
2005


### Net Sales

*Dollars in millions*



$1,500
2001
2002
2003
2004
2005


ACCURIDE CORPORATION

# Growth

For those of you who have followed Accuride through the years, I think we can all agree that 2005 was a very exciting and important year in our history. In late 2004, we came to a crossroad. Along with our owners at the time, KKR, we realized that we were facing decisions that could dramatically change the scope of the Company - it was our decision as to how we wanted to shape the future.

As an executive leadership team, we challenged ourselves to blaze a new trail -- a trail for growth. Together we aggressively pursued initiatives to take Accuride from a leader in the commercial wheel industry to a leader in the overall commercial vehicle component industry.

As a result, in early 2005, we completed the acquisition of Transportation Technologies Industries, Inc. ("TTI"). With this single acquisition our workforce grew from 1800 to 4700, and, our product line offering grew from one brand name to encompass six brand names - all with leading market positions.

The acquisition transformed the Company into the leading stand-alone supplier of commercial vehicle components and has provided us with a solid platform for future growth.

*"We are focused on a growth strategy that will create a larger and more global enterprise"*

As we completed the TTI acquisition, we began to drive integration initiatives that mirrored the actions we took when driving continual improvement through our wheel facilities. We held firm to our conviction that profit growth will be achieved through operational excellence. Specifically, we would improve our processes, invest in automation, grow our people, and strengthen our product line, in turn yielding value growth for our shareholders.

Throughout 2005, our dedication to this strategy did not waiver. With great tenacity, Accuride's proven leadership team led initiatives throughout our newly acquired business units to develop critical employee skill sets and begin a transformation through automation. The ultimate goal is for all employees to be focused on the improvement of product quality, the identification and implementation of lean manufacturing and process improvements, and the further development of our product offering to meet customer demands.

Our objective is to be a growing and key supplier to our customers, a good employer to our workforce and a solid investment for our shareholders. It is with pride of Accuride's leadership team and employees that I say -- the course has been chartered -- growth initiatives are underway.

## Development of our People

During 2005, our employees led and implemented numerous improvement strategies that resulted in the successful integration of our two companies. However, the continual improvement and integration success realized in 2005 does not mean that we plan to rest on our laurels in 2006 - quite the contrary. At the start of 2006, our employees had already entered over 500 continual improvement initiatives into our CI Tracking system. These initiatives will be explored, many will be implemented, and we will remain on track for continued success.

## Process Improvement

Consistent with our strategy for increasing automation, we implemented robot installations at Brillion, Bostrom, Imperial, Fabco, and Gunite.

Also, the installation of a new heat treat furnace at our aluminum forging operation will increase capacity and decrease our outsourcing requirements. During 2006, we will complete many of the robot installations, thereby increasing our production capability and equipment reliability along with improving costs.

## Growth of our Product Line

During 2005, we introduced several new products, including the Gunite Optimum Lightweight Drum, to answer our customers' desire for a lighter weight more durable product. Also during 2005, we began delivery of steel military wheels to a major producer of military vehicles in North America. To service this new market and to support the full product offering, Accuride has dedicated production lines, full-time field sales representation and engineering support. In addition to these initiatives, we developed a new aluminum version of our military designs to assist the Department of Defense in reaching its fuel economy goals on new vehicle programs.

As a Company, we are committed to engineering new products that add value and therefore influence our customers' purchasing decisions. Teams of key employees will remain in place to further review how we can better serve and partner with our customers, whether through development or acquisition of new product lines, improved efficiencies or international sourcing of components.

## Growth of Revenue

As we move forward we are focused on a growth strategy that will create a larger and more global enterprise. We are exploring many opportunities to grow our revenue base with existing or new products, expand business with existing customers, and improve utilization of our current asset base.

Consistent with our customers' global growth, Accuride is focused on expanding our operations into the European and Asian markets. In addition to this growth initiative, we continue to develop products and enhance processes that allow for revenue expansion and increased technological interaction with our current customer base.

Our growth during 2005 has created a company with a broad portfolio of products that form a very solid base for further acquisitions of other component part manufacturers serving the global commercial vehicle markets.

Industry analysts predict that the commercial vehicle market should remain strong through 2006. Vehicle utilization is high, used truck prices are high, and OEM capacity is tight.

As a Company, we have significant positive momentum going into 2006, and we expect that our business performance will be robust throughout the year.

Our management team and employees are focused on our drive for growth through operational excellence, not only in our current operations, but also in our future strategic initiatives. Throughout 2006 we will remain dedicated to aggressively developing new products and exploring our entry into new geographic markets to strengthen our position in the global commercial vehicle industry.

Terrence J. Keating
Accuride Corporation
Chief Executive Officer

# Growth

Fundamental to the growth of Accuride is the continual development of our product line. The TTI acquisition completed in 2005 allowed us to increase our content per vehicle offering, affording our customers the ability to acquire a greater number of critical components from a single source. Our on-going initiatives will allow us to enhance our current products and bring to market new products that will best meet our customers' needs.



Throughout our history, we have successfully developed and maintained strong relationships with all of the primary North American commercial vehicle OEMs by offering a broad range of high-quality products through targeted sales and marketing efforts. We have

GUNITE Corporation

*Gunite Corporation supplies Class 5-8 truck/trailer OEM and aftermarket customers with state-of-the-art wheel-end systems. Gunite's product line includes brake drums and rotors, disc wheel hubs, spoke wheels, and more.*

a dedicated sales force located near major customers with additional field personnel positioned throughout North America to service other OEMs, independent distributors, and trucking fleets.

Our strong customer relationships are reflected in the fact that for over ten years our products have been standard equipment at virtually all North American heavy- and medium-duty truck OEMs.

Accuride's state of the art test facilities coupled with employee product development skills allow us to build durability, innovation, cost competitiveness and reliability into every product we manufacture.



*Bostrom Seating is a leading producer of seating assemblies. Bostrom designs, engineers and manufactures both air suspension and static seating systems for medium- and heavy-duty trucks, the truck parts aftermarket, and school and transit buses.*

*Fabco Automotive designs, manufactures, and assembles a broad range of steer drive axles, transfer cases, gear boxes, and other truck components. Fabco's products are used in medium/heavy-duty on/off-road trucks for the construction, military, mining and municipal services markets.*



# Growth

Production process improvement is another strategic growth initiative through which Accuride achieves operational excellence. Since 1999, we have invested over $200 million to expand, improve and optimize our facilities. As a result, by rationalizing our operations, investing in increased automation, and developing proprietary manufacturing processes, we have decreased outsourcing and significantly reduced our overall cost structure.

Additionally, our leadership team has aggressively implemented a management system and instilled an organization-wide culture focused on continual operation improvement. These ongoing initiatives are designed to harness the energy and knowledge of our workforce, improve productivity, increase both quality and customers satisfaction, streamline operations, and lower our cost base.

We operate 17 manufacturing facilities, which are characterized by advanced



**ACCURIDE WHEELS**

*Accuride Wheels is the largest North American manufacturer and supplier of wheels for heavy- and medium-duty trucks and commercial trailers. Accuride offers the broadest product line in the North American heavy/medium wheel industry and is the only manufacturer and supplier of both steel and forged aluminum heavy- and medium-duty wheels. Accuride also produces wheels for buses, commercial light trucks, pick-up trucks, sport utility vehicles and vans.*

manufacturing capabilities and six just-in-time sequencing facilities in North America. These facilities are strategically located to meet our manufacturing needs and the demands of our customers. Furthermore, all of our significant operations are QS-9000 and/or TS-16949 certified, which means that they comply with certain quality assurance standards for truck components suppliers.

We are committed to developing our employees and modernizing our facilities to the degree necessary to decrease our dependency on manual processes while improving safety and quality. Excellence in our manufacturing processes will continue to translate into solid success for all of our stakeholders.



BRILLION IRON WORKS

*Brillion operates one of the largest, most versatile iron foundries in the U.S., specializing in products ranging from lightweight, intricate, thin-walled castings to highly cored, heavy sectioned castings. Brillion also includes a non-powered farm equipment division.*

IMPERIAL GROUP

*Imperial Group is a leading Tier I and Tier II supplier of body and chassis components, primarily to the heavy-duty Class 8 truck and transit bus industries. Imperial is an industry leader in chrome plating of exhaust tubing, bumpers and grille assemblies.*



# Growth

With an average of over 25 years of experience in heavy manufacturing and the commercial vehicle market, our executive management team is highly experienced and well respected in the industry for the results they have accomplished. The expertise and strength of our management team has resulted in tangible successes in increasing market share and margins, rationalizing costs, managing working capital and developing our strong market presence and reputation as an industry leader.



*Terrence J. Keating*
*CEO*



*John R. Murphy*
*President and CFO*



*David K. Armstrong*
*Sr. VP Finance & Gen. Counsel*



*Elizabeth I. ("Robin") Hamme*
*Sr. VP Human Resources*



*Anthony A. Donatelli, Sr.*
*Sr. VP Imperial & Bostrom*



*H. Larry Taylor*
*Sr. VP Sales & Marketing*



*Robert Nida*
*Sr. VP Accuride Wheels, Gunite Corporation, Brillion Iron Works*

## Board of Directors

**Mark D. Dalton**
Managing Director
Trimaran Fund Management, L.L.C.
(Private Equity)

**Frederick M. Goltz**
Partner of
Kohlberg Kravis Roberts & Co.
(Private Equity)

**James H. Greene, Jr.**
Partner of
Kohlberg Kravis Roberts & Co.
(Private Equity)

**Donald T. Johnson, Jr.**
Chairman, President & CEO
Aftermarket Technology Corp.
(Remanufactured Products and Logistics Services)

**Terrence J. Keating**
CEO
Accuride Corporation

**Craig H. Muhlhauser**
President & an EVP, Worldwide Sales & Business Development
Celestica Inc.
(Electronics Manufacturing)

**Charles E. Rentschler**
Director, Industrial Research
Foresight Research Solutions
(Investment Research)

**Donald C. Roof**
EVP, CFO and Treasurer
Joy Global Inc.
(Mining Machinery & Services)

# Accuride Corporation
# Financial Summary

## Business Overview

We are one of the largest and most diversified manufacturers and suppliers of commercial vehicle components in North America. Our products include commercial vehicle wheels, wheel-end components and assemblies, truck body and chassis parts, seating assemblies and other commercial vehicle components. We market our products under some of the most recognized brand names in the industry, including Accuride, Gunite, Imperial, Bostrom, Fabco and Brillion. We believe that we have number one or number two market positions in steel wheels, forged aluminum wheels, brake drums, disc wheel hubs, spoke wheels, metal grills, metal bumpers, crown assemblies, chrome plating and polishing, seating assemblies and fuel tanks in commercial vehicles. We serve the leading original equipment manufacturers, or OEMs, and their related aftermarket channels in most major segments of the commercial vehicle market, including heavy- and medium-duty trucks, commercial trailers, light trucks, buses, as well as specialty and military vehicles.

Our primary product lines are standard equipment used by virtually all North American heavy- and medium-duty truck OEMs, creating a significant barrier to entry. We believe that substantially all heavy-duty truck models manufactured in North America contain one or more Accuride components.

Our diversified customer base includes substantially all of the leading commercial vehicle OEMs, such as Freightliner Corporation, with its Freightliner, Sterling and Western Star brand trucks, PACCAR, Inc., with its Peterbilt and Kenworth brand trucks, International Truck and Engine Corporation, with its International brand trucks, and Volvo Truck Corporation, or Volvo/Mack, with its Volvo and Mack brand trucks. Our primary commercial trailer customers include leading commercial trailer OEMs, such as Great Dane Limited Partnership and Wabash National, Inc. Major light truck customers include Ford Motor Company and General Motors Corporation. Our product portfolio is supported by strong sales, marketing and design engineering capabilities and is manufactured in 17 strategically located, technologically-advanced facilities across the United States, Mexico and Canada.

Our business consists of seven operating segments that design, manufacture and distribute components for trucks, trailers, and other vehicles. These operating segments are aggregated into a single reportable segment as they have similar economic characteristics, products and production processes, class of customer and distribution methods. We believe this segmentation is appropriate based upon management's operating decisions and performance assessment. Our financial results for the previous three fiscal years are discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operation" and included in our Financial Statements included in this Annual Report.

## Product Overview

We believe we design, produce and market one of the broadest portfolios of commercial vehicle components in the industry. We classify our products under several categories, which include wheels, wheel-end components and assemblies, truck body and chassis parts, seating assemblies and other commercial vehicle components. The following describes our major product lines and brands.

### *Wheels (Approximately 48% and 46% of our 2005 and 2004 pro forma net sales, respectively)*

We are the largest North American manufacturer and supplier of wheels for heavy- and medium-duty trucks and commercial trailers. We offer the broadest product line in the North American heavy- and medium-duty wheel industry and are the only North American manufacturer and supplier of both steel and forged aluminum heavy- and medium-duty wheels. We also produce wheels for buses, commercial light trucks, pick-up trucks, sport utility vehicles and vans. We market our wheels under the Accuride brand. A description of each of our major products is summarized below.

- ***Heavy- and medium-duty steel wheels.*** We offer the broadest product line of steel wheels for the heavy- and medium-duty truck and commercial trailer markets. The wheels range in diameter from 17.5" to 24.5" and are designed for load ratings ranging from 2,400 to 13,000 lbs. We also offer a number of coatings and finishes which we believe provide the customer with increased durability and exceptional appearance. We are the standard steel wheel supplier to most North American heavy- and medium-duty truck OEMs and to a number of North American trailer OEMs.

- ***Heavy- and medium-duty aluminum wheels.*** We offer a full product line of aluminum wheels for the heavy- and medium-duty truck and commercial trailer markets. The wheels range in diameter from 19.0" to 24.5" and are designed for load ratings ranging from 7,000 to 13,000 lbs. Aluminum wheels are generally lighter in weight, more readily stylized and approximately 3.5 times more expensive than steel wheels.

- *Light truck steel wheels.* We manufacture light truck single and dual steel wheels that range in diameter from 16" to 20" for customers such as Ford, General Motors and DaimlerChrysler Corporation. We are focused on larger diameter wheels designed for select truck platforms used for carrying heavier loads.

***Wheel-End Components and Assemblies (Approximately 22% and 24% of our 2005 and 2004 pro forma net sales, respectively)***

We are the leading North American supplier of wheel-end components and assemblies to the heavy- and medium-duty truck markets and related aftermarket. We market our wheel-end components and assemblies under the Gunite brand. We produce four basic wheel-end assemblies: (1) disc wheel hub/brake drum, (2) spoke wheel/brake drum, (3) spoke wheel/brake rotor and (4) disc wheel hub/brake rotor. We also manufacture a full line of wheel-end components for the heavy- and medium-duty truck markets, such as brake drums, disc wheel hubs, spoke wheels, rotors and automatic slack adjusters. The majority of these components are critical to the safe operation of vehicles. A description of each of our major wheel-end components is summarized below:

- ***Brake Drums.*** We offer a variety of heavy- and medium-duty brake drums for truck, commercial trailer, bus and off-highway applications. A brake drum is a braking device utilized in a "drum brake" which is typically made of iron and has a machined surface on the inside. When the brake is applied, air or brake fluid is forced, under pressure, into a wheel cylinder which, in turn, pushes a brake shoe into contact with the machined surface on the inside of the drum and stops the vehicle. Our brake drums are custom-engineered to exact requirements for a broad range of applications, including logging, mining and more traditional over-the-road vehicles. To ensure product quality, we continually work with brake and lining manufacturers to optimize brake drum and brake system performance. In December 2005 we introduced the Gunite "GOLD" brake drum, which has the advantages of lighter weight and we believe longer life. Brake drums are our primary aftermarket product. The aftermarket opportunities in this product line are substantial as brake drums continually wear with use and eventually need to be replaced, although the timing of such replacement depends on the severity of use.

- ***Disc Wheel Hubs.*** We manufacture a complete line of traditional ferrous disc wheel hubs for heavy- and medium-duty trucks and commercial trailers. A disc wheel hub is the connecting piece between the brake system and the axle upon which the wheel and tire are mounted. In addition, we offer a line of lightweight cast iron hubs that provide users with improved operating efficiency. Our lightweight hubs utilize advanced metallurgy and unique structural designs to offer both significant weight savings and lower costs due to fewer maintenance requirements. Our product line also includes finely machined hubs for anti-lock braking systems, or ABS, which enhance vehicle safety. These hubs have been mandated for all new trucks with air brakes since March 1997 and all new commercial trailers with air brakes since March 1998.

- ***Spoke Wheels.*** Due to their greater strength and reduced downtime, we manufacture a full line of spoke wheels for heavy-and medium-duty trucks and commercial trailers. While disc wheel hubs have begun to displace spoke wheels, they are still popular for severe-duty applications such as off-highway vehicles, refuse vehicles and school buses. Our product line also includes finely machined wheels for ABS systems, similar to our disc wheel hubs.

- ***Disc Brake Rotors.*** We develop and manufacture durable, lightweight disc brake rotors for a variety of heavy-duty truck applications. A disc rotor is a braking device that is typically made of iron with highly machined surfaces. Once a disc brake is applied, brake fluid from the master cylinder is forced into a caliper where it presses against a piston, which then squeezes two brake pads against the disc rotor and stops the vehicle. Disc brakes are generally viewed as more efficient, although more expensive, than drum brakes and are often found in the front of a vehicle with drum brakes often located in the rear. We manufacture ventilated disc brake rotors that significantly improved heat dissipation as required for applications on Class 7 and 8 vehicles. We offer one of the most complete lines of heavy-duty and medium-duty disc brake rotors in the industry.

- ***Automatic Slack Adjusters.*** Automatic slack adjusters react to, and adjust for, variations in brake shoe-to-drum clearance and maintain the proper amount of space between the shoe and drum. Our automatic slack adjusters automatically adjust the brake shoe-to-brake drum clearance, ensuring that this clearance is always constant at the time of braking. The use of automatic slack adjusters reduces maintenance costs, improves braking performance and minimizes side-to-pull and stopping distance. Automatic slack adjusters were mandated for all new trucks in the United States beginning in 1994 and in Mexico since January 1, 2004.

*Truck Body and Chassis Parts (Approximately 12% and 11% of our 2005 and 2004 pro forma net sales, respectively)*

We are a leading supplier of truck body and chassis parts to heavy- and medium-duty truck manufacturers, including bus manufacturers. We fabricate a broad line of truck body and chassis parts under the Imperial brand name, including bumpers, battery and toolboxes, crown assemblies, bus component and chassis assemblies, fuel tanks, roofs, fenders and crossmembers. We also provide a variety of value-added services, such as chrome plating and polishing and the kitting and assembly of exhaust systems.

We specialize in the fabrication of components requiring a significant amount of tooling or customization. Due to the intricate nature of these parts, our truck body and chassis parts manufacturing operations are characterized by low-volume production runs. Additionally, because each truck is uniquely customized to end user specifications, we have developed flexible production systems that are capable of accommodating multiple variations for each product design. A description of each of our major truck body and chassis parts is summarized below:

- ***Bumpers.*** We manufacture a wide variety of steel and aluminum bumpers, as well as polish and chrome these products with pre-plate and decorative polishing to meet specific OEM requirements.

- ***Fuel Tanks.*** We manufacture and assemble aluminum and steel fuel tanks, fuel tank ends and fuel tank straps, as well as polish fuel tanks.

- ***Bus Components and Chassis Assembly.*** We manufacture stainless steel chassis frames, body parts and fuel tanks for buses. We have developed a particular competency in the manufacture and assembly of low-floor bus chassis.

- ***Battery Boxes and Toolboxes.*** We manufacture, as well as polish, steel and aluminum battery and toolboxes for our heavy-duty truck OEM customers.

- ***Front-End Crossmembers.*** We fabricate and assemble front-end crossmembers for heavy-duty trucks. A crossmember is a structural component of a chassis. These products are manufactured from heavy steel and assembled to customer line-set schedules.

- ***Muffler Assemblies.*** We fabricate, assemble, chrome-plate and polish muffler assemblies consisting of large diameter exhaust tubing assembled with a muffler manufactured by a third party.

- ***Crown Assemblies and Components.*** We manufacture multiple styles of crown assemblies and components. A crown assembly is the highly visible front grill and nameplate of the truck. These products are fabricated from both steel and aluminum and are chrome-plated and polished.

- ***Other Products.*** We fabricate a wide variety of assemblies and chrome-plate and polish numerous other components for truck manufacturers, bus manufacturers and OEM suppliers. These products include fenders, exhaust components, sun visors, windshield masts, step assemblies, quarter fender brackets, underbelly brackets, fuel tank supports, hood inner panels, door assemblies, dash panel assemblies, outrigger assemblies and various other components.

*Seating Assemblies (Approximately 6% of our 2005 and 2004 pro forma net sales)*

Under the Bostrom brand name, we design, engineer and manufacture air suspension and static seating assemblies for heavy- and medium-duty trucks, the related aftermarket and school and transit buses. All major North American heavy-duty truck manufacturers offer our seats as standard equipment or as an option.

Seating assemblies are primarily differentiated on comfort, price and quality, with driver comfort being especially important given the substantial amount of time that truck drivers spend on the road. In 1999, we introduced a new "Wide Ride" seat concept in response to customer demand for a wider, more comfortable product, and in 2001 we introduced the "Liberty Series" focused on the aftermarket. Our seating assemblies typically utilize a "scissor-type" suspension, which we believe offers superior cushioning for the driver.

Our current line of seats is the "T-Series," which offers a number of different styles based on back height, weight, number of armrests, color, ability to adjust height and tilt and suspension system. In addition to the T-Series, we have also developed a mechanical seat under the Viking name, designed for construction equipment and rugged applications, as well as a seat designed for short runs on quick deliveries under the Baja name.

***Other Components (Approximately 12% and 13% of our 2005 and 2004 pro forma net sales, respectively)***

We produce other commercial vehicle components, including steerable drive axles and gearboxes as well as engine and transmission components.

- ***Military wheels.*** We recently began producing steel wheels for military applications under the Accuride brand name. In addition, we are developing aluminum wheels for future applications to reduce vehicle weight.

- ***Steerable Drive Axles and Gear Boxes.*** We believe we are a leading supplier of steerable drive axles, gearboxes and related parts for heavy- and medium-duty on/off highway trucks and utility vehicles under the Fabco and Sisu brand names. Our axles and gearboxes are utilized by most major North American heavy- and medium-duty truck manufacturers and modification centers. We also supply replacement parts for all of our products to OEMs and, in some cases, directly to end users. Our quick turnaround of parts minimizes the need for our customers to maintain their own parts inventory.

- ***Transmission and Engine-Related Components.*** We believe we are a leading manufacturer of transmission and engine-related components to the heavy- and medium-duty truck markets under the Brillion brand name, including flywheels, transmission and engine-related housings and chassis brackets.

- ***Industrial Components.*** We produce components for a wide variety of applications to the industrial machinery and construction equipment markets under the Brillion brand name, including flywheels, pump housings, small engine components and other industrial components. Our industrial components are made to specific customer requirements and, as a result, our product designs are typically proprietary to our customers.

- ***Non-Powered Farm Equipment.*** We also design, manufacture and market a line of farm equipment and lawn and garden products for the "behind-the-tractor" market, including pulverizers, seeders, mulchers, deep tillers, grass feeders and cultivators under the Brillion brand name.

## Customers

We market our components to more than 1,000 customers, including most of the major North American heavy- and medium-duty truck and commercial trailer OEMs, as well as to the major aftermarket suppliers, including OEM dealer networks, wholesale distributors and aftermarket buying groups. Our largest customers are Freightliner, PACCAR, International and Volvo/ Mack, which combined accounted for approximately 54% of our net sales in 2005. We have long-term relationships with our larger customers, many of whom have purchased components from us or our predecessors for more than 45 years. We garner repeat business through our reputation for quality and position as a standard supplier for a variety of truck lines. We believe that we will continue to be able to effectively compete for our customers' business due to the high quality of our products, the breadth of our product portfolio and our continued innovation.

## Sales and Marketing

We have an integrated, corporate-wide sales and marketing group. We have dedicated salespeople who reside near the headquarters of each of the four major truck OEMs and who spend substantially all of their professional time coordinating new sales opportunities and developing our relationship with the OEMs. These sales professionals function as a single point of contact with the OEMs, providing "one-stop shopping" for all of our products. Each brand has sales and marketing personnel who, together with sales engineers, have in-depth product knowledge and provide support to the designated OEM salespeople.

We also have fleet sales coverage focused on our wheel-end and seating assembly markets who seek to develop relationships directly with fleets to create "pull-through" demand for our products. This effort is intended to help convince the truck OEMs to designate our products as standard equipment and to create sales by encouraging fleets to specify our products on the trucks that they purchase, even if our product is not standard equipment.

In addition, we have an aftermarket sales coverage for our various products, particularly wheels, wheel-ends and seating assemblies. These salespeople promote and sell our products to the aftermarket, including OEM dealers, warehouse distributors and aftermarket buying groups. This group has contributed to our growth in aftermarket sales.

### International Sales

We consider sales to customers outside of the United States as international sales. International sales in 2005 were $172 million, or 14%, of our net sales in 2005. For additional information, see footnote 14 to the "Notes to Consolidated Financial Statements" included herein.

### Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock began trading publicly on the New York Stock Exchange on April 26, 2005 and is traded under the symbol "ACW." Prior to that date, there was no public market for our common stock. As of April 7, 2006, we had 113 stockholders of record. The following table sets forth the high and low sale prices of the common stock during 2005 and the first quarter of 2006.

| | High | Low |
|---|---|---|
| Fiscal Year Ended December 31, 2005 | | |
| Second Quarter (beginning April 26, 2005) | $ 11.00 | $ 8.50 |
| Third Quarter | $ 15.90 | $ 10.38 |
| Fourth Quarter | $ 13.95 | $ 11.20 |
| Fiscal Year Ended December 31, 2006 | | |
| First Quarter | $ 13.36 | $ 10.05 |

### DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock. For the foreseeable future, we intend to retain any earnings and we do not anticipate paying any cash dividends on our common stock. In addition, our new senior credit facilities and the indenture governing our senior subordinated notes restrict our ability to pay dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity." Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent upon then existing conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, business prospects and other factors that our board of directors considers relevant. Furthermore, as a holding company, we depend on the cash flow of our subsidiaries.

## Selected Consolidated Financial Data

The following financial data is an integral part of, and should be read in conjunction with the "Consolidated Financial Statements" and notes thereto. Information concerning significant trends in the financial condition and results of operations is contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

**Selected Historical Operations Data** (In thousands, except per share data)

| | 2001 | 2002 | 2003 | 2004 | 2005 |
|---|---|---|---|---|---|
| | | Restated (k) | | | |
| **Operating Data:** | | | | | |
| Net sales | $ 332,071 | $ 345,549 | $ 364,258 | $ 494,008 | $ 1,229,311 |
| Gross profit(a) | 35,190 | 57,794 | 62,457 | 102,657 | 216,733 |
| Operating expenses | 31,000 | 24,014 | 23,918 | 25,550 | 67,198 |
| Income from operations | 4,190 | 33,780 | 38,539 | 77,107 | 149,535 |
| Operating income margin(b) | 1.3% | 9.8% | 10.6% | 15.6% | 12.2% |
| Interest income (expense), net(c) | (40,199) | (42,017) | (49,877) | (36,845) | (71,117) |
| Equity in earnings of affiliates(d) | 250 | 182 | 485 | 646 | 455 |
| Other income (expense), net(e) | (9,837) | 1,430 | 825 | 108 | 565 |
| Income tax (expense) benefit | 13,297 | (5,227) | 1,076 | (19,526) | (28,209) |
| Net income (loss) | (32,299) | (11,852) | (8,952) | 21,490 | 51,229 |
| **Other Data:** | | | | | |
| Net cash provided by (used in): | | | | | |
| Operating activities | 1,359 | 15,307 | 8,964 | 58,329 | 88,987 |
| Investing activities | (18,405) | (19,766) | (20,672) | (27,272) | (47,606) |
| Financing activities | 26,238 | (1,983) | 13,134 | (1,906) | (64,809) |
| EBITDA(f) | 28,019 | 63,605 | 69,653 | 106,299 | 196,107 |
| Unusual items (increasing) decreasing EBITDA(g) | 14,353 | 3,421 | 2,061 | (427) | 2,045 |
| Depreciation and amortization(h) | 33,416 | 28,213 | 29,804 | 28,438 | 45,552 |
| Capital expenditures | 17,705 | 19,316 | 20,261 | 26,421 | 39,958 |
| **Balance Sheet Data (end of period):** | | | | | |
| Cash and cash equivalents | $ 47,708 | $ 41,266 | $ 42,692 | $ 71,843 | $ 48,415 |
| Working capital(i) | 7,818 | 20,643 | 34,403 | 32,944 | 106,256 |
| Total assets | 498,348 | 505,197 | 511,395 | 563,297 | 1,220,354 |
| Total debt | 476,550 | 474,155 | 490,475 | 488,680 | 697,725 |
| Stockholders' equity (deficiency) | (62,139) | (53,945) | (66,765) | (45,781) | 175,743 |
| **Earnings (Loss) Per Share Data:(j)** | | | | | |
| Basic | $ (2.20) | $ (0.81) | $ (0.61) | $ 1.47 | $ 1.74 |
| Diluted | (2.20) | (0.81) | (0.61) | 1.41 | 1.70 |
| Weighted average common shares outstanding: | | | | | |
| Basic | 14,654 | 14,654 | 14,655 | 14,657 | 29,500 |
| Diluted | 14,654 | 14,654 | 14,655 | 15,224 | 30,075 |

(a) Gross profit for 2001 reflects $2.7 million of charges related to the closure of the Columbia, Tennessee, facility, $1.6 million of restructuring charges related to our other facilities, and a $2.7 million charge for impaired assets at the Monterrey, Mexico facility. Gross profit for 2002 reflects $0.9 million of costs related to a reduction in employee workforce, $0.4 million of costs related to non-cash pension curtailment expenses associated with the resolved labor dispute in the Henderson, Kentucky facility, plus $1.1 million of costs related to the consolidation of light wheel production. Gross profit for 2003 reflects $2.2 million for costs associated with the fire damage and resulting business interruption sustained at our facility in Cuyahoga Falls, Ohio in August 2003, $0.4 million for strike contingency costs associated with the renewal of our labor contract at our facility in Erie, Pennsylvania, and $0.3 million for pension related costs at our facility in London, Ontario. Gross profit for 2004 reflects $0.5 million for costs associated with the fire damage and resulting business interruption sustained at our facility in Cuyahoga Falls, Ohio in August 2003, $1.2 million for costs associated with roof damage and resulting business interruption sustained at our facility in Cuyahoga Falls, Ohio, offset by $2.0 million of insurance proceeds received in the fourth quarter of 2004 related to the business interruption portion of our 2003 fire claim. Gross profit for 2005 reflects $0.7 million of pension curtailment costs associated with our facility in Rockford, Illinois.

(b) Represents operating income as a percentage of sales.

(c) Includes $11.3 million and $20.0 million of refinancing costs and $0.0 million and $4.5 million of losses on debt extinguishment during the years ended December 31, 2003 and December 31, 2005, respectively.

(d) Includes our income from AOT, Inc., a joint venture in which we own a 50% interest.

(e) Consists primarily of realized and unrealized gains and losses related to the change in market value of our currency, commodity and interest rate derivative instruments.

(f) EBITDA is not intended to represent cash flows as defined by generally accepted accounting principles, or GAAP, and should not be considered as an alternative to net income as an indicator of our operating performance or to cash flows as a measure of liquidity. We have included information concerning EBITDA because it is a basis upon which we assess our financial performance and incentive compensation, and certain covenants in our borrowing arrangements are tied to this measure. In addition, EBITDA is used by certain investors as a measure of the ability of a company to service or incur indebtedness and because it is a financial measure commonly used in our industry. EBITDA as presented in this Annual Report may not be comparable to similarly titled measures used by other companies in our industry. EBITDA consists of our net income (loss) before interest expense, income tax (expense) benefit, depreciation and amortization. Set forth below is a reconciliation of our net income (loss) to EBITDA:

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2001 | 2002 | 2003 | 2004 | 2005 |
| | | Restated (k) | | | |
| Net income (loss) | $ (32,299) | $ (11,852) | $ (8,952) | $ 21,490 | $ 51,229 |
| Income tax expense (benefit) | (13,297) | 5,227 | (1,076) | 19,526 | 28,209 |
| Interest expense | 40,199 | 42,017 | 49,877 | 36,845 | 71,117 |
| Depreciation and amortization | 33,416 | 28,213 | 29,804 | 28,438 | 45,552 |
| EBITDA | $ 28,019 | $ 63,605 | $ 69,653 | $ 106,299 | $ 196,107 |

(g) Net income (loss) was affected by the unusual items presented in the following table:

| (in thousands) | 2001 | 2002 | 2003 | 2004 | 2005 |
|---|---|---|---|---|---|
| Restructuring and integration costs(1) | $ 4,292 | $ 2,334 | — | — | — |
| Business interruption costs(2) | — | — | $ 2,157 | $ (319) | $ (871) |
| Strike avoidance costs(3) | — | — | 444 | — | — |
| Other unusual items(4) | 224 | 2,517 | 285 | — | 1,728 |
| Items related to Accuride's credit agreement(5) | 9,837 | (1,430) | (825) | (108) | (565) |
| Inventory adjustment(6) | — | — | — | — | 1,753 |
| Unusual items (increasing) decreasing EBITDA | $ 14,353 | $ 3,421 | $ 2,061 | $ (427) | $ 2,045 |

1. Restructuring and integration costs for 2001 include $2.7 million of charges related to the closure of the Columbia, Tennessee facility and $1.6 million of restructuring charges related to our other facilities. Restructuring and integration costs for 2002 included $1.2 million of costs related to a reduction in the employee workforce and $1.1 million of costs related to the consolidation of light wheel production.

2. Business interruption costs for 2003 included $2.2 million of costs associated with the fire damage and resulting business interruption sustained at our facility in Cuyahoga Falls, Ohio in August 2003. Business interruption costs for 2004 included $1.2 million for costs associated with roof damage and resulting business interruption sustained at Accuride's facility in Cuyahoga Falls, Ohio and $0.5 million of additional costs associated with the fire damage and resulting business interruption sustained at Accuride's facility in Cuyahoga Falls, Ohio in August 2003. These costs were offset by insurance proceeds in the amount of $2.0 million related to our business interruption claim for the 2003 fire.

3. In 2003, we incurred $0.4 million for strike contingency costs associated with the renewal of our labor contract at our facility in Erie, Pennsylvania.

4. Other unusual items in 2001 included $0.2 million of charges related to the amended and restated credit agreement entered into on July 27, 2001. Other unusual items in 2002 included $0.4 million of costs related to non-cash pension curtailment expenses associated with a labor dispute at our Henderson, Kentucky facility, $1.2 million one-time settlement fee paid to our prior owner, Phelps Dodge Corporation, in connection with a contractual agreement, $0.5 million of aborted business development costs and

$0.4 million of non-recurring professional fees related to a corporate restructuring at our Mexican subsidiary. Other unusual items in 2003 included $0.3 million for pension-related costs at our facility in London, Ontario. Other unusual items in 2005 included $0.8 million for fees associated with our secondary stock offering, $0.3 million inventory write-down for a business exit and $0.7 million for a pension curtailment charge.

5. Items related to our credit agreement refers to amounts utilized in the calculation of financial covenants in Accuride's senior debt facility. Items related to our credit agreement in 2001 consisted of foreign currency losses of $6.2 million and other expense of $3.6 million. Items related to our credit agreement in 2002 consisted of foreign currency losses of $1.6 million and other income of $3.1 million. Items related to our credit agreement in 2003 consisted of foreign currency gains of $0.9 million and other expense of $0.1 million. Items related to our credit agreement in 2004 and 2005 included currency gains and other income of $0.1 million and $0.6 million, respectively.

6. Cost of sales in 2005 included $1.8 million to reflect the sale of inventory that has been adjusted to fair market value as part of the TTI acquisition.

(h) Effective January 1, 2002, Accuride adopted Statements of Financial Accounting Standard, or SFAS, No. 142, *Accounting for Goodwill and Other Intangible Assets*. No goodwill amortization was recorded during the fiscal years ended December 31, 2002, 2003, 2004 and 2005.

(i) Working capital represents current assets less cash and current liabilities, excluding debt.

(j) Basic and diluted earnings per share data are calculated by dividing net income (loss) by the weighted average basic and diluted shares outstanding.

(k) Prior to January 1, 2005, substantially all of our business units used the last-in, first-out, or LIFO, inventory costing method. Effective January 1, 2005, coinciding with the acquisition of TTI, we changed our inventory costing method from the last-in, first-out, or LIFO, method to the first-in, first-out, or FIFO, method for our business units that were on LIFO. In accordance with generally accepted accounting principles, or GAAP, all prior period financial information has been restated.

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management's Discussion and Analysis of Financial Condition and Results of Operations, or MD&A, describes matters we consider important to understanding the results of our operations for each of the three years in the period ended December 31, 2005, and our capital resources and liquidity as of December 31, 2005 and 2004.

The following discussion should be read in conjunction with the "Selected Consolidated Financial Data" and our Consolidated Financial Statements and the notes thereto, all included elsewhere in this report. The information set forth in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" includes forward-looking statements that involve risks and uncertainties. Many factors could cause actual results to differ materially from those contained in the forward-looking statements including, but not limited to, those discussed in the section captioned "Quantitative and Qualitative Disclosure about Market Risk," included subsequently in this report.

### General Overview

We are one of the largest and most diversified manufacturers and suppliers of commercial vehicle components in North America. Our products include commercial vehicle wheels, wheel-end components and assemblies, truck body and chassis parts, seating assemblies and other commercial vehicle components after the acquisition of TTI on January 31, 2005 (see discussion of TTI merger following). We market our products under some of the most recognized brand names in the industry, including Accuride, Gunite, Imperial, Bostrom, Fabco and Brillion. We believe that we have number one or number two market positions in steel wheels, forged aluminum wheels, brake drums, disc wheel hubs, spoke wheels, metal grills, metal bumpers, crown assemblies, chrome plating and polishing, seating assemblies and fuel tanks in commercial vehicles. We serve the leading original equipment manufacturers, or OEMs, and their related aftermarket channels in most major segments of the commercial vehicle market, including heavy- and medium-duty trucks, commercial trailers, light trucks, buses, as well as specialty and military vehicles.

Our primary product lines are standard equipment used by virtually all North American heavy- and medium-duty truck OEMs, creating a significant barrier to entry. We believe that substantially all heavy-duty truck models manufactured in North America contain one or more Accuride components.

Our diversified customer base includes substantially all of the leading commercial vehicle OEMs, such as Freightliner Corporation, with its Freightliner, Sterling and Western Star brand trucks, PACCAR, Inc., with its Peterbilt and Kenworth brand trucks, International Truck and Engine Corporation, with its International brand trucks, and Volvo Truck Corporation, or Volvo/Mack, with its Volvo and Mack brand trucks. Our primary commercial trailer customers include leading commercial trailer OEMs, such as Great Dane Limited Partnership and Wabash National, Inc. Major light truck customers include Ford Motor Company and General Motors Corporation. Our product portfolio is supported by strong sales, marketing and design engineering capabilities and is manufactured in 17 strategically located, technologically-advanced facilities across the United States, Mexico and Canada.

### Business Outlook

Following a three-year industry downturn, the heavy- and medium-duty truck and commercial trailer markets began to show signs of a cyclical recovery at the end of 2003. Freight growth, improved fleet profitability, equipment age, equipment utilization, and economic strength continue to drive order rates for new vehicles not seen in several years. The heavy- and medium-duty truck and commercial trailer markets and the related aftermarket are the primary drivers of our sales. These markets are, in turn, directly influenced by conditions in the North American truck industry generally and by overall economic growth and consumer spending. Current industry forecasts by analysts, including America's Commercial Transportation Publications, or ACT, predict that the North American truck industry will continue to gain momentum through 2006. We believe that the general economic recovery and pent-up demand should continue to drive the pace of recovery in the truck and commercial trailer industry. We cannot assure you, however, that the economic recovery will continue. Delayed or failed economic recovery could have a material adverse effect on our business, results of operations or financial condition.

Our operating challenges are to meet these higher levels of production while improving our internal productivity, and at the same time, mitigate the margin pressure from rising material prices. Furthermore, we may be required to increase our level of outsourced production for some of our products due to production constraints, and such outsourcing may result in lower margins.

Additionally, new U.S. federal truck emissions regulations will take effect in 2007 and are expected to result in cleaner operating, yet more costly, trucks. As a result, we anticipate that our customers may alter their traditional buying trends, which could result in higher than normal demand in late 2006 followed by a period of reduced demand in 2007.

**TTI Merger**

On January 31, 2005, pursuant to the terms of an agreement and plan of merger, a wholly owned subsidiary of Accuride was merged with and into TTI, resulting in TTI becoming a wholly owned subsidiary of Accuride, which we refer to as the TTI merger. Upon consummation of the TTI merger, the stockholders of Accuride prior to consummation of the TTI merger owned 66.88% of the common stock of the combined company and the former stockholders of TTI owned 33.12% of the common stock of the combined company.

In connection with the TTI merger:

- we sold $275 million in aggregate principal amount of our 8 ½% senior subordinated notes due 2015, which we refer to as our new senior subordinated notes in a private placement transaction and subsequently exchanged such notes with substantially equivalent notes that were registered pursuant to a registration statement on Form S-4 filed with the SEC on May 2, 2005;

- we entered into senior secured credit facilities, consisting of a $550.0 million term loan credit facility and a revolving credit facility in an aggregate principal amount of $125.0 million, which is comprised of a new $95.0 million U.S. revolving credit facility and the continuation of a $30.0 million Canadian revolving credit facility ($5.0 million of the Canadian revolving credit facility was funded as of December 31, 2005);

- we discharged all of Accuride's outstanding 9¼% senior subordinated notes due 2008, including accrued interest and a redemption premium;

- we discharged all of TTI's outstanding 12½% senior subordinated notes due 2010, including accrued interest and a redemption premium;

- we repaid substantially all existing senior secured indebtedness of Accuride and TTI, including accrued interest and redemption premiums; and

- we paid approximately $39.2 million of transaction fees and expenses.

Accuride has rationalized costs by eliminating redundant corporate overhead expenses, and consolidating purchasing, research and development, information technology and sales and distribution functions.

We completed the initial public offering of 11 million shares of our common stock on April 26, 2005, and our common stock now trades on the New York Stock Exchange under the symbol "ACW." We used the net proceeds of approximately $89.6 million from the IPO and other available cash of $3.4 million to repay a portion of our credit facility.

*Results of Operations*

*Comparison of Fiscal Years 2005 and 2004*

The following table sets forth certain income statement information of Accuride for the fiscal years ended December 31, 2005 and December 31, 2004:

| (In thousands except per share data) | Fiscal 2005 | | Fiscal 2004 Restated (1) | |
|---|---|---|---|---|
| Net sales | $ 1,229,311 | 100.0% | $ 494,008 | 100.0% |
| Gross profit | 216,733 | 17.6% | 102,657 | 20.8% |
| Operating expenses | 67,198 | 5.5% | 25,550 | 5.2% |
| Income from operations | 149,535 | 12.2% | 77,107 | 15.6% |
| Equity in earnings of affiliates | 455 | 0.0% | 646 | 0.1% |
| Other income (expense) | (70,552) | (5.7)% | (36,737) | (7.4)% |
| Net income | $ 51,229 | 4.2% | $ 21,490 | 4.4% |
| **Other Data:** | | | | |
| Average weighted shares outstanding – basic | 29,500 | | 14,657 | |
| Basic income per share | $ 1.74 | | $ 1.47 | |
| Average weighted shares outstanding – diluted | 30,075 | | 15,224 | |
| Diluted income per share | $ 1.70 | | $ 1.41 | |

(1) Prior to January 1, 2005, substantially all of our business units used the last-in, first-out, or LIFO, inventory costing method. Effective January 1, 2005, coinciding with the acquisition of TTI, we changed our inventory costing method from the last-in, first-out, or LIFO, method to the first-in, first-out, or FIFO, method for our business units that were on LIFO. In accordance with generally accepted accounting principles, or GAAP, all prior period financial information has been restated.

**Net Sales.** Net sales increased by $735.3 million, or 148.8%, in 2005 to $1,229.3 million, compared to $494.0 million for 2004. Approximately $609.3 million of the increase in net sales was the result of the acquisition of TTI on January 31, 2005. Approximately $53.2 million of the increase was due to continuing cyclical recovery in the commercial vehicle industry. In addition to the increase in the sales volume, net sales increased approximately $63.4 million due to raw material surcharges and price increases that were necessitated by the rising costs of raw materials.

**Gross Profit.** Gross profit increased by $114.0 million, or 111.0%, to $216.7 million for 2005 from $102.7 million for 2004. This increase was primarily attributable to the increase in sales volume due to the TTI acquisition and improved operating leverage. This increase was partially offset by unfavorable economics of approximately $67.2 million including steel surcharges and rising aluminum costs and the net impact of the strengthening Canadian Dollar in the amount of $7.1 million. These unfavorable economics were partially offset by the price increases discussed above.

**Operating Expenses.** Operating expenses increased by $41.6 million, or 162.5%, to $67.2 million for 2005 from $25.6 million for 2004. This increase was primarily due to the acquisition of TTI. Included in 2005 was $4.9 million of amortization of intangible assets and $0.8 million of expenses related to the secondary stock offerings by selling shareholders.

**Other Income (Expense).** Net interest expense increased to $71.1 million for 2005 compared to $36.8 million for 2004 primarily as a result of the debt assumed in the acquisition of TTI. Included in 2005 are $20.0 million of expenses related to the refinancing of notes and term debt. Other income for 2005 was $0.6 million compared to other income of $0.1 million in 2004. The change in other income is the result of fluctuations in foreign currency exchange rates.

**Net Income.** We had net income of $51.2 million for the year ended December 31, 2005 compared to net income of $21.5 million for the year ended December 31, 2004. Tax expense increased $8.7 million to $28.2 million for 2005 from $19.5 million in 2004. The increase in tax expense was primarily the result of our increased pre-tax income due to the acquisition of TTI. The higher effective tax rate in 2004 was mainly due to incremental foreign taxes related to differences in U.S. GAAP and GAAP in foreign jurisdictions.

*Comparison of Fiscal Years 2004 and 2003*

The following table sets forth certain income statement information of Accuride for the fiscal years ended December 31, 2004 and December 31, 2003:

| (In thousands except per share data) | Fiscal 2004 Restated (1) | | Fiscal 2003 Restated (1) | |
|---|---|---|---|---|
| Net sales | $ 494,008 | 100.0% | $ 364,258 | 100.0% |
| Gross profit | 102,657 | 20.8% | 62,457 | 17.1% |
| Operating expenses | 25,550 | 5.2% | 23,918 | 6.6% |
| Income from operations | 77,107 | 15.6% | 38,539 | 10.6% |
| Equity in earnings of affiliates | 646 | 0.1% | 485 | 0.1% |
| Other income (expense) | (36,737) | (7.4)% | (49,052) | (13.5)% |
| Net income (loss) | $ 21,490 | 4.4% | $ (8,952) | (2.5)% |
| **Other Data:** | | | | |
| Average weighted shares outstanding – basic | 14,657 | | 14,655 | |
| Basic income (loss) per share | $ 1.47 | | $ (0.61) | |
| Average weighted shares outstanding – diluted | 15,224 | | 14,655 | |
| Diluted income (loss) per share | $ 1.41 | | $ (0.61) | |

(1) Prior to January 1, 2005, substantially all of our business units used the last-in, first-out, or LIFO, inventory costing method. Effective January 1, 2005, coinciding with the acquisition of TTI, we changed our inventory costing method from the last-in, first-out, or LIFO, method to the first-in, first-out, or FIFO, method for our business units that were on LIFO. In accordance with generally accepted accounting principles, or GAAP, all prior period financial information has been restated.

**Net Sales.** Net sales increased by $129.7 million, or 35.6%, in 2004 to $494.0 million, compared to $364.3 million for 2003. Approximately $112 million of the increase in net sales was the result of the continuing cyclical recovery in the commercial vehicle industry increasing the sales volume of both steel and aluminum wheels. In addition to the increase in the sales volume, net sales increased approximately $12 million due to raw material surcharges and price increases that were necessitated by the rising costs of raw materials. Subsequently, some portion of the raw material surcharges was converted into price increases.

**Gross Profit.** Gross profit increased by $40.2 million, or 64.3%, to $102.7 million for 2004 from $62.5 million for 2003. This increase was primarily attributable to the increase in sales volume and improved operating leverage. This increase was partially offset by unfavorable economics of approximately $18 million including steel surcharges and rising aluminum costs and the net impact of the strengthening Canadian Dollar in the amount of $6 million. These unfavorable economics were partially offset by the $12 million of price increases discussed above.

**Operating Expenses.** Operating expenses increased by $1.7 million, or 7.11%, to $25.6 million for 2004 from $23.9 million for 2003. This increase was primarily the result of higher costs for performance based incentive compensation in 2004. As a percent of sales, operating expenses for 2004 have decreased to 5.2% compared to 6.6% for 2003.

**Equity in Earnings of Affiliates.** Equity in earnings of affiliates increased to $0.6 million for 2004 compared to $0.5 million for 2003 primarily as a result of an increase in sales volume driven by the on-going recovery in the commercial vehicle industry.

**Other Income (Expense).** Net interest expense decreased to $36.8 million for 2004 compared to $49.9 million for 2003 primarily as a result of the $11.3 million of refinancing costs we incurred during 2003 associated with refinancing. Other income for 2004 was $0.1 million compared to other income of $0.8 million in 2003. The $0.7 million decrease in other income was the result of fluctuations in foreign currency exchange rates.

**Net Income (Loss).** We had net income of $21.5 million for the year ended December 31, 2004 compared to net loss of $9.0 million for the year ended December 31, 2003. Included in the 2003 loss was $11.3 million of refinancing costs. Tax expense increased $20.6 million to $19.5 million for 2004 from a benefit of $1.1 million in 2003. The increase in tax expense was primarily the result of our increased pre-tax income.

*Pro Forma Results of Operations*

*Comparison of Fiscal Years 2005 and 2004*

The following pro forma information presents results as if our acquisition of TTI had occurred at the beginning of the year ended December 31, 2004:

| (In thousands except per share data) | Fiscal 2005 | | Fiscal 2004 | |
|---|---|---|---|---|
| Net sales | $ 1,283,641 | 100.0% | $ 1,082,348 | 100.0% |
| Gross profit | 223,899 | 17.4% | 179,339 | 16.6% |
| Operating expenses | 71,654 | 5.6% | 79,346 | 7.3% |
| Income from operations | 152,245 | 11.9% | 99,993 | 9.2% |
| Equity in earnings of affiliates | 455 | 0.0% | 646 | 0.1% |
| Other income (expense) | (71,117) | (5.5)% | (63,572) | (5.9)% |
| Net income | $ 52,667 | 4.1% | $ 14,018 | 1.3% |
| **Other Data:** | | | | |
| Average weighted shares outstanding – basic | 30,163 | | 22,621 | |
| Basic income per share | $ 1.75 | | $ 0.62 | |
| Average weighted shares outstanding – diluted | 30,739 | | 22,946 | |
| Diluted income per share | $ 1.71 | | $ 0.61 | |

**Net Sales.** Net sales increased by $201.3 million, or 18.6%, in 2005 to $1,283.6 million, compared to $1,082.3 million for 2004. This increase was a result of the continuing cyclical recovery in the commercial vehicle industry with Class 5-8 and trailer builds up 14.8% over the prior year and the remainder is largely attributable to price recovery of rising material costs.

**Gross Profit.** Gross profit increased by $44.6 million, or 24.9%, to $223.9 million for 2005 from $179.3 million for 2004. This increase was primarily attributable to the increase in sales volume.

**Operating Expenses.** Operating expenses decreased by $7.6 million, or 9.6%, to $71.7 million for 2005 from $79.3 million for 2004. Included in 2004 was $2.2 million of expense related to disposition of property, $3.5 million of severance expense for the former CEO of TTI, and $2.9 million of aborted IPO expenses. As a percent of sales, operating expenses have decreased from 7.3% to 5.6%.

**Other Income (Expense).** Net interest expense increased to $71.7 million for 2005 compared to $63.1 million for 2004 primarily as a result of the $20.0 million of expenses related to the refinancing that coincided with the TTI acquisition in January 2005. Other income for 2005 was $0.6 million compared to other income of $0.1 million in 2004. The change in other income is the result of fluctuations in foreign currency exchange rates.

**Net Income.** We had net income of $52.7 million for the year ended December 31, 2005 compared to net income of $14.0 million for the year ended December 31, 2004. Tax expense increased $5.9 million to $28.9 million for 2005 from $23.0 million in 2004 due to the increase in income before taxes.

*Changes in Financial Condition*

Total assets increased from $563.3 million at December 31, 2004 to $1,220.4 million at December 31, 2005 for a $657.1 million increase in total assets during the year ended December 31, 2005.

Net working capital, defined as current assets less cash and current liabilities, excluding debt, increased $72.4 million from $33.9 million in December 31, 2004 to $106.3 million in December 31, 2005.

Significant changes in net working capital from December 31, 2004 were as follows:

- An increase in net receivables of $82.8 million, a majority of which relates to stronger sales volumes and material surcharges in 2005 as well as the acquisition of TTI.

- An increase in inventories of $73.5 million, which was primarily in response to the increase in sales volume as well as the acquisition of TTI. In addition, higher raw material costs during 2005 increased the carrying value of our inventory.

- An increase in prepaid expenses and other current assets of $1.5 million, which relates primarily to the acquisition of TTI.

- An increase in accounts payable of $60.0 million, a majority of which relates to stronger production volumes and raw material costs in 2005 and the acquisition of TTI.

**Capital Resources and Liquidity**

Our primary sources of liquidity during 2005 were cash provided by operating activities and cash reserves. We received $89.6 million of net proceeds from our IPO in April. In addition, we have a $125 million revolving credit facility, as defined and discussed below, of which $120 million is currently available. Primary uses of cash were working capital needs, capital expenditures and debt service.

**Cash Flow Provided by Operating Activities**

Net cash provided by operating activities in 2005 amounted to $91.9 million compared to net cash provided by operating activities of $58.3 million for the comparable period in 2004, an increase of $33.6 million. Net income of $51.2 million for 2005 compared to net income of $21.5 million for the comparable period of 2004 contributed to this increased cash flow. Included in the 2005 use of cash from operations are $13.7 million of cash fees associated with the refinancing of our notes and term debt in January.

**Investing Activities**

Net cash used in investing activities totaled $47.6 million for the year ended December 31, 2005 compared to a use of $27.3 million for the year ended December 31, 2004, an increase of $20.3 million.

Our most significant cash outlays for investing activities are the purchases of property, plant and equipment. Our capital expenditures in 2005 were $40.0 million compared to capital expenditures of $26.4 million in 2004. Cash generated from operations and existing cash reserves funded these expenditures. Capital expenditures for 2006 are expected to be approximately $40.0 million, which we expect to fund through our cash from operations. Other costs used in investing activities in 2005 include $8.3 million in acquisition costs for TTI. During 2005, we received a $0.7 million cash distribution from Trimont Container Investment, LLC, an investment acquired in the TTI merger.

**Financing Activities**

Net cash used by financing activities totaled $67.7 million for 2005 compared to net cash used by financing activities of $1.9 million for the comparable period in 2004. During 2005, we had net debt payments of $146.7 million, paid $2.9 million of premiums related to debt extinguished, paid $10.0 million of fees related to the refinancing in January, received $89.6 million of net proceeds from our IPO in April, and received $2.3 million in activity related to employee stock options and purchase plans.

**Bank Borrowing**

Effective January 31, 2005, we entered into a fourth amended and restated credit agreement in conjunction with the acquisition of TTI to refinance substantially all of our existing bank facilities, as well as the senior bank debt and subordinated debt of TTI. Under the refinancing, we repaid in full the aggregate amounts outstanding under the Revolving Credit Facility, the New Term B Facility and the Term C Facility with proceeds from (i) a new term credit facility in an aggregate principal amount of $550 million that requires annual amortization payments of 1% per year, with the balance payable on January 31, 2012 and (ii) a new revolving facility in an aggregate amount of $125 million (comprised of a $95 million U.S. revolving credit facility and a $30 million Canadian revolving credit facility) which matures on January 31, 2010. The loans under the term credit facility and the U.S. revolving credit facility are secured by, among other things, a lien on substantially all of our U.S. properties, assets and domestic subsidiaries and a pledge of 65% of the stock of our foreign subsidiaries. The loans under the Canadian revolving facility are also secured by substantially all the properties and assets of Accuride Canada, Inc.

In connection with the refinancing described above, the following indebtedness was repaid, redeemed, repurchased or otherwise satisfied and discharged in full:

- Indebtedness of Transportation Technologies Industries, Inc., or TTI, under its first and second lien credit agreements, each dated as of March 16, 2004;

- The 12.5% senior subordinated notes due 2010 issued by TTI pursuant to an indenture, dated as of May 21, 2004; and

- Our 9.25% senior subordinated notes due 2008 issued pursuant to an indenture, dated as of January 21, 1998, as described below.

**Restrictive Debt Covenants.** Our credit documents contain numerous financial and operating covenants that limit the discretion of management with respect to certain business matters. These covenants place significant restrictions on, among other things, the ability to incur additional debt, to pay dividends, to create liens, to make certain payments and investments and to sell or otherwise dispose of assets and merge or consolidate with other entities. Accuride is also required to meet certain financial ratios and tests including a leverage ratio, an interest coverage ratio, and a fixed charge coverage ratio. A failure to comply with the obligations contained in the credit documents could result in an event of default, and possibly the acceleration of the related debt and the acceleration of debt under other instruments evidencing indebtedness that may contain cross-acceleration or cross-default provisions.

**Senior Subordinated Notes.** In January 1998 we issued the $200 million Notes pursuant to an Indenture (the "Indenture"). The Indenture is limited in aggregate principal amount to $300 million, of which $200 million were issued as Private Notes and subsequently exchanged for Exchange Notes, which exchange has been registered under the Securities Act of 1933, as amended. The Indenture provides certain restrictions on the payment of dividends by Accuride. The Indenture is subject to and governed by the Trust Indenture Act of 1939, as amended. The Notes are general unsecured obligations of Accuride and are subordinated in right of payment to all existing and future Senior Indebtedness (as defined in the Indenture). The Notes mature on February 1, 2008. Interest on the Notes accrues at the rate of 9.25% per annum and is due and payable semi-annually in arrears on February 1 and August 1, commencing on August 1, 1998, to holders of record of the Notes on the immediately preceding January 15 and July 15. As of December 31, 2004 the aggregate principal amount of Notes outstanding was $189.9 million. As discussed above, these notes were repaid January 31, 2005, in connection with the acquisition of TTI.

Effective January 31, 2005 we issued $275 million aggregate principal amount of 8 ½% senior subordinated notes due 2015 in a private placement transaction. Interest on the senior subordinated notes is payable on February 1 and August 1 of each year, beginning on August 1, 2005. The notes mature on February 1, 2015 and may be redeemed, at our option, in whole or in part, at any time on or before February 1, 2010 in cash at the redemption prices set forth in the indenture, plus interest. In addition, on or before February 1, 2008, we may redeem up to 40% of the aggregate principal amount of notes issued under the indenture with the proceeds of certain equity offerings. The notes will be general unsecured obligations of the Company ranking senior in right of payment to all existing and future subordinated indebtedness of the Company. The notes are subordinated to all existing and future senior indebtedness of the Company including indebtedness incurred under the companies new credit agreement.

In May 2005, we successfully completed an exchange offer as required per the terms of the registration rights agreement we entered into with the initial purchasers in connection with the issuance of our senior subordinated notes. Pursuant to an effective exchange offer registration statement filed with the SEC, holders of our outstanding unregistered 8 ½% senior subordinated notes due 2015 exchanged such notes for otherwise identical 8 ½% senior subordinated notes due 2015 which have been registered under the Securities Act of 1933, as amended.

**Off-Balance Sheet Arrangements.** Our off-balance sheet arrangements include the operating leases and unconditional purchase obligations which are principally take-or-pay obligations related to the purchase of certain materials, including natural gas, consistent with customary industry practice as well as letters of credit.

### Contractual Obligations and Commercial Commitments

The following table summarizes our contractual obligations as of December 31, 2005 and the effect such obligations and commitments are expected to have on our liquidity and cash flow in future periods:

| (dollars in millions) | Total | Less than 1 year | 1 - 3 years | 3 - 5 years | More than 5 years |
|---|---|---|---|---|---|
| | Payments due by period | | | | |
| Long-term debt | $ 697.7 | $ 0.0 | $ 0.0 | $ 5.0 | $ 692.7 |
| Interest on long-term debt(a) | 212.4 | 23.4 | 46.8 | 46.8 | 95.4 |
| Interest on variable rate debt(b) | 185.3 | 28.6 | 57.1 | 57.1 | 42.5 |
| Capital leases | 0.5 | 0.3 | 0.2 | 0.0 | 0.0 |
| Operating leases | 20.8 | 5.7 | 8.5 | 4.7 | 1.9 |
| Purchase commitments(c) | 23.6 | 18.3 | 5.3 | 0.0 | 0.0 |
| Other long-term liabilities(d) | 144.0 | 11.1 | 24.2 | 27.5 | 81.2 |
| Total obligations | $ 1,284.3 | $ 87.4 | $ 142.1 | $ 141.1 | $ 913.7 |

(a) Consists of interest payments for Accuride's outstanding 8 ½% senior subordinated notes due 2015 at a fixed rate of 8½%.

(b) Consists of interest payments for our average outstanding balance of our new senior credit facilities at a variable rate of LIBOR of 4.54% plus the applicable rate. The interest rate for the outstanding industrial revenue bond was the 2005 average rate of 2.54%.

(c) The unconditional purchase commitments are principally take-or-pay obligations related to the purchase of certain materials, including natural gas, consistent with customary industry practice.

(d) Consists primarily of post-retirement estimated future benefit payments and estimated pension contributions. Amounts for 2016 and thereafter are unknown at this time.

**Critical Accounting Policies and Estimates**

Our consolidated financial statements and accompanying notes have been prepared in accordance with generally accepted accounting principles applied on a consistent basis. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses during the reporting periods.

We continually evaluate our accounting policies and estimates we use to prepare the consolidated financial statements. In general, management's estimates are based on historical experience, on information from third party professionals and on various other assumptions that are believed to be reasonable under the facts and circumstances. Actual results could differ from those estimates made by management.

Critical accounting policies and estimates are those where the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and the impact of the estimates and assumptions on financial condition or operating performance is material. We believe our critical accounting policies and estimates, as reviewed and discussed with the Audit Committee of the Board of Directors, include accounting for impairment of long-lived assets, goodwill, pensions, and taxes.

***Impairment of Long-lived Assets***—We evaluate long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review of recoverability, we estimate future cash flows expected to result from the use of the asset and our eventual disposition. The estimates of future cash flows, based on reasonable and supportable assumptions and projections, require management's subjective judgments. The time periods for estimating future cash flows is often lengthy, which increases the sensitivity to assumptions made. Depending on the assumptions and estimates used, the estimated future cash flows projected in the evaluation of long-lived assets can vary within a wide range of outcomes. We consider the likelihood of possible outcomes in determining the best estimate of future cash flows.

***Accounting for Goodwill***—Since the adoption of Statement of Financial Accounting Standards, or SFAS, No. 142 on January 1, 2002, we no longer amortize goodwill but instead test annually for impairment as required by SFAS No. 142. If the carrying value of goodwill exceeds our fair value, an impairment loss must be recognized. A present value technique is often the best available technique with which to estimate the fair value of a group of assets. The use of a present value technique requires the use of estimates of future cash flows. These cash flow estimates incorporate assumptions that marketplace participants would use in their estimates of fair value as well as our own assumptions. These cash flow estimates are based on reasonable and supportable assumptions and consider all available evidence. However, there is inherent uncertainty in estimates of future cash flows and termination values. As such, several different terminal values were used in our calculations and the likelihood of possible outcomes was considered.

***Self-Insurance***—Management judgement is required to estimate our medical insurance and workers compensation liabilities since we are self-insured. We evaluate the trends of claims to determine the appropriate liability and adjust the amount of such liability, if necessary. Although we are self-insured, we do use insurance policies to cover claims over a pre-determined limit.

***Pensions and Other Post-Employment Benefits***—We account for our defined benefit pension plans and other post-employment benefit plans in accordance with SFAS No. 87, *Employers' Accounting for Pensions*, and SFAS No. 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions*, which require that amounts recognized in financial statements be determined on an actuarial basis. As permitted by SFAS No. 87, we use a smoothed value of plan assets (which is further described below). SFAS No. 87 requires that the effects of the performance of the pension plan's assets and changes in pension liability discount rates on our computation of pension income (cost) be amortized over future periods.

The most significant element in determining our pension income (cost) in accordance with SFAS No. 87 is the expected return on plan assets. In 2005, we assumed that the expected long-term rate of return on plan assets would be 8.78%. The assumed long-term rate of return on assets is applied to a calculated value of plan assets, which recognizes changes in the fair value of plan assets in a systematic manner over five years. This produces the expected return on plan assets that is included in pension income (cost). The difference between this expected return and the actual return on plan assets is deferred. The net deferral of past asset gains (losses) affects the calculated value of plan assets and, ultimately, future pension income (cost).

Over the long term, our pension plan assets have earned approximately 8.0%. The expected return on plan assets is reviewed annually, and if conditions should warrant, would be revised. If we were to lower this rate, future pension cost would increase.

At the end of each year, we determine the discount rate to be used to calculate the present value of plan liabilities. The discount rate is an estimate of the current interest rate at which the pension liabilities could be effectively settled at the end of the year. In estimating this rate, we look to rates of return on high-quality, fixed-income investments that receive one of the two highest ratings given by a recognized ratings agency. At December 31, 2005, we determined this rate to be 5.83%. Changes in discount rates over the past three years have not materially affected pension income (cost), and the net effect of changes in the discount rate, as well as the net effect of other changes in actuarial assumptions and experience, have been deferred, in accordance with SFAS No. 87.

The recent declines in the financial markets coupled with the decline in interest rates have caused our accumulated pension obligation to exceed the fair value of the related plan assets. As a result, in 2004 we recorded an increase to our accrued pension liability and a non-cash charge to equity of approximately $1.0 million after-tax. This charge may be reversed in future periods if market conditions improve or interest rates rise.

For the year ended December 31, 2005, we recognized consolidated pretax pension cost of $2.9 million, similar to the $2.9 million in 2004. We currently expect that the consolidated pension cost for 2006 will be approximately $4.3 million. We currently expect to contribute $7.4 million to our pension plans during 2006, however, we may elect to adjust the level of contributions based on a number of factors, including performance of pension investments, changes in interest rates, and changes in workforce compensation.

For the year ended December 31, 2005, we recognized a consolidated pre-tax post-retirement welfare benefit cost of $5.4 million, up from $2.3 million in 2004. We currently expect that the consolidated post-retirement welfare benefit cost for 2006 will be approximately $6.3 million. We expect to pay $3.7 million during 2006 in post-retirement welfare benefits.

***Taxes***—Management judgment is required in developing our provision for income taxes, including the determination of deferred tax assets, liabilities and any valuation allowances recorded against the deferred tax assets. We evaluate quarterly the realizability of our net deferred tax assets by assessing the valuation allowance and adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are our forecast of future taxable income and the availability of tax planning strategies that can be implemented to realize the net deferred tax assets. Failure to achieve forecasted taxable income might affect the ultimate realization of the net deferred tax assets. Factors that may affect our ability to achieve sufficient forecasted taxable income include, but are not limited to, the following: increased competition, a decline in sales or margins, or loss of market share.

We operate in multiple jurisdictions and are routinely under audit by Federal, state and international tax authorities. Exposures exist related to various filing positions that may require an extended period of time to resolve and may result in income tax adjustments by the taxing authorities. Reserves for these potential exposures that have been established represent management's best estimate of the probable adjustments. On a quarterly basis, management evaluates the reserve amounts in light of any additional information and adjusts the reserve balances as necessary to reflect the best estimate of the probable outcomes. We believe that we have established the appropriate reserve for these estimated exposures. However, actual results may differ from these estimates. The resolution of these matters in a particular future period could have an impact on the our consolidated statement of operations and provision for income taxes..

**Recent Developments**

***New Accounting Pronouncements***—New accounting standards which could impact us include SFAS No. 151, *Inventory Costs, an amendment of ARB No. 43, Chapter 4,* SFAS No. 153, *Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions*, and SFAS No. 123 (revised 2004), *Share-Based Payment,* FSP No. 123(R)-3, *Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards*, and Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations.*

***SFAS No. 151***—In November 2004, the FASB issued SFAS No. 151, *Inventory Costs, an amendment of ARB No. 43, Chapter 4.* The amendments made by SFAS No. 151 clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. Accuride has adopted SFAS No. 151 as of January 1, 2006. We expect there will be no impact on our 2006 consolidated financial statements.

***SFAS No. 153***—In December 2004, the FASB issued SFAS No. 153, *Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions.* The amendments made by SFAS No. 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance. Accuride has adopted SFAS No. 153 as of January 1, 2006. We expect there will be no impact on our 2006 consolidated financial statements.

***SFAS No. 123 (revised 2004)***—In December 2004, the FASB issued SFAS No. 123(R), *Share-Based Payment.* SFAS 123(R) is a revision of FASB Statement 123, *Accounting for Stock-Based Compensation* and supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees* and our related implementation guidance. The statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is to be recognized over the period during which an employee is required to provide service in exchange for the award. We will record non-cash stock compensation expense of unvested stock options outstanding beginning in the first quarter of fiscal year 2006. The impact of the adoption of SFAS No. 123(R) will depend on share-based payments in the future; we currently expect a reduction to diluted earnings per share of approximately $0.01.

***FSP No. 123(R)-3***—In November 2005, the FASB issued FSP No. 123(R)-3, *Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards.* This provides an elective alternative method that establishes a computational component to arrive at the beginning balance of the accumulated paid-in capital pool related to employee compensation and a simplified method to determine the subsequent impact on the accumulated paid-in capital pool of employee awards that are fully vested and outstanding upon the adoption of SFAS No. 123(R). We are currently evaluating this transition method.

***Interpretation No. 47***—In March 2005, the FASB issued Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations.* The Interpretation clarifies that the phrase "conditional asset retirement obligations" as used in SFAS No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The Interpretation states that conditional obligations meet the definition of an asset retirement obligation in SFAS No. 143 and therefore should be recognized if their value can be reasonably estimated. Interpretation No. 47 is effective no later than the end of fiscal years ending after December 15, 2005. The adoption of Interpretation No. 47 did not have a material effect on our financial statements.

**Effects of Inflation.**

The effects of inflation were not considered material during fiscal years 2005, 2004 or 2003.

**Quantitative and Qualitative Disclosure about Market Risk**

In the normal course of doing business, we are exposed to the risks associated with changes in foreign exchange rates, raw material/commodity prices, and interest rates. We use derivative instruments to manage these exposures. The objectives for holding derivatives are to minimize the risks using the most effective methods to eliminate or reduce the impacts of these exposures.

**Foreign Currency Risk**

Certain forecasted transactions, assets, and liabilities are exposed to foreign currency risk. We monitor our foreign currency exposures to maximize the overall effectiveness of our foreign currency derivatives. The principal currency of exposure is the Canadian dollar. From time to time we use foreign currency financial instruments, designated as hedging instruments under SFAS No. 133, to offset the impact of the variability in exchange rates on our operations, cash flows, assets and liabilities. We had no outstanding Canadian dollar forward contracts at December 31, 2005. We did have outstanding Canadian dollar collar options at December 31, 2005 valued at $0.3 million. Those options expired in February 2006.

Foreign currency derivative contracts provide only limited protection against currency risks. Factors that could impact the effectiveness of our currency risk management programs include accuracy of sales estimates, volatility of currency markets and the cost and availability of derivative instruments.

The counterparty to the foreign exchange contracts is a financial institution with an investment grade credit rating. The use of forward contracts protects our cash flows against unfavorable movements in exchange rates, to the extent of the amount under contract.

**Raw Material/Commodity Price Risk**

We rely upon the supply of certain raw materials and commodities in our production processes and we have entered into firm purchase commitments for steel, aluminum, and natural gas. The exposures associated with these commitments are primarily managed through the terms of the sales, supply, and procurement contracts. Additionally, from time to time, we use commodity price swaps and futures contracts to manage the variability in certain commodity prices on our operations and cash flows. At December 31, 2005, we had no open commodity price swaps or futures contracts.

**Interest Rate Risk**

We use long-term debt as a primary source of capital. The following table presents the principal cash repayments and related weighted average interest rates by maturity date for our long-term fixed-rate debt and other types of long-term debt at December 31, 2005. The weighted average interest rates are based on 12 month LIBOR in effect as of December 31, 2005:

| (Dollars in thousands) | 2006 | 2007 | 2008 | 2009 | 2010 | Thereafter | Total | Fair Value |
|---|---|---|---|---|---|---|---|---|
| Long-term Debt: | | | | | | | | |
| Fixed | — | — | — | — | — | $ 275,000 | $ 275,000 | $ 270,875 |
| Average Rate | — | — | — | — | — | 8.50% | 8.50% | |
| Variable | — | — | — | — | — | $ 417,725 | $ 417,725 | $ 429,756 |
| Average Rate | — | — | — | — | — | 6.53% | 6.53% | |

We have used interest rate swaps to alter interest rate exposure between fixed and variable rates on a portion of our long-term debt. As of December 31, 2005, interest rate swaps of $250.0 million were outstanding. Under the terms of the interest rate swaps, we agreed with the counterparty to exchange, at specified intervals, the difference between 3.55% from March 2005 through March 2006, 4.24% from March 2006 through March 2007, and 4.43% from March 2007 through March 2008, and the variable rate interest amounts calculated by reference to the notional principal amount. The interest rate swaps commenced in February 2005 and mature in March 2008.

## Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

## ACCURIDE CORPORATION
## INDEX TO FINANCIAL STATEMENTS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Accuride Corporation
Evansville, Indiana

We have audited the accompanying consolidated balance sheets of Accuride Corporation and subsidiaries (the "Company") as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders' equity (deficiency), and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Accuride Corporation and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 5 to the consolidated financial statements, on January 1, 2005 the Company changed its inventory costing method from the last-in, first-out method to the first-in, first-out method, and retroactively, restated the consolidated financial statements for the years ended December 31, 2004 and 2003 for the change.

DELOITTE & TOUCHE LLP
Indianapolis, Indiana
March 3, 2006

## ACCURIDE CORPORATION
## CONSOLIDATED BALANCE SHEETS

| (In thousands, except for per share data) | December 31, 2004 Restated (Note 5) | December 31, 2005 |
|---|---|---|
| **ASSETS** | | |
| CURRENT ASSETS: | | |
| Cash and cash equivalents | $ 71,843 | $ 48,415 |
| Customer receivables, net of allowance for doubtful accounts of $515 and $2,492 in 2004 and 2005, respectively | 55,067 | 132,357 |
| Other receivables | 4,008 | 9,564 |
| Inventories | 45,443 | 118,896 |
| Supplies | 13,027 | 17,426 |
| Deferred income taxes | 3,671 | 19,245 |
| Prepaid expenses and other current assets | 4,849 | 6,354 |
| Total current assets | 197,908 | 352,257 |
| PROPERTY, PLANT AND EQUIPMENT—Net | 205,369 | 317,972 |
| OTHER ASSETS: | | |
| Goodwill | 123,197 | 395,986 |
| Other intangible assets | — | 140,954 |
| Investment in affiliates | 3,752 | 3,208 |
| Deferred financing costs, net of accumulated amortization of $8,537 and $1,104 in 2004 and 2005, respectively | 3,805 | 9,395 |
| Deferred income taxes | 17,591 | — |
| Pension benefit plan asset | 11,587 | — |
| Other | 88 | 582 |
| TOTAL | $ 563,297 | $ 1,220,354 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)** | | |
| CURRENT LIABILITIES: | | |
| Accounts payable | $ 54,952 | $ 114,990 |
| Current portion of long-term debt | 1,900 | — |
| Accrued payroll and compensation | 12,848 | 27,092 |
| Accrued interest payable | 8,142 | 11,385 |
| Income taxes payable | 7,790 | 12,726 |
| Accrued and other liabilities | 6,489 | 31,393 |
| Total current liabilities | 92,121 | 197,586 |
| LONG-TERM DEBT—Less current portion | 486,780 | 697,725 |
| DEFERRED INCOME TAXES | | 39,800 |
| OTHER POSTRETIREMENT BENEFIT PLAN LIABILITY | 22,987 | 80,562 |
| PENSION BENEFIT PLAN LIABILITY | 6,499 | 24,916 |
| OTHER LIABILITIES | 691 | 4,022 |
| COMMITMENTS AND CONTINGENCIES | — | — |
| STOCKHOLDERS' EQUITY (DEFICIENCY): | | |
| Preferred stock, $0.01 par value; 5,000 shares authorized and unissued | — | — |
| Common Stock, $0.01 par value; 100,000 shares authorized, 14,733 and 33,986 shares issued, and 14,658 and 33,910 shares outstanding in 2004 and 2005, respectively | 147 | 339 |
| Additional paid-in-capital | 51,939 | 235,768 |
| Treasury stock – 75 and 76 shares at cost in 2004 and 2005, respectively | (735) | (751) |
| Accumulated other comprehensive income (loss) | (12,113) | (25,823) |
| Retained earnings (deficit) | (85,019) | (33,790) |
| Total stockholders' equity (deficiency) | (45,781) | 175,743 |
| TOTAL | $ 563,297 | $ 1,220,354 |

See notes to consolidated financial statements.

## ACCURIDE CORPORATION
## CONSOLIDATED STATEMENTS OF OPERATIONS

| (in thousands except per share data) | Year ended December 31, 2003 Restated (Note 5) | 2004 Restated (Note 5) | 2005 |
|---|---|---|---|
| NET SALES | $ 364,258 | $ 494,008 | $ 1,229,311 |
| COST OF GOODS SOLD | 301,801 | 391,351 | 1,012,578 |
| GROSS PROFIT | 62,457 | 102,657 | 216,733 |
| OPERATING EXPENSES: | | | |
| Selling, general and administrative | 23,918 | 25,550 | 67,198 |
| INCOME FROM OPERATIONS | 38,539 | 77,107 | 149,535 |
| OTHER INCOME (EXPENSE): | | | |
| Interest income | 252 | 244 | 556 |
| Interest expense | (38,865) | (37,089) | (51,686) |
| Loss on extinguishment of debt | — | — | (4,474) |
| Refinancing costs | (11,264) | — | (15,513) |
| Equity in earnings of affiliates | 485 | 646 | 455 |
| Other income (expense)—net | 825 | 108 | 565 |
| INCOME (LOSS) BEFORE INCOME TAXES | (10,028) | 41,016 | 79,438 |
| INCOME TAX PROVISION (BENEFIT) | (1,076) | 19,526 | 28,209 |
| NET INCOME (LOSS) | $ (8,952) | $ 21,490 | $ 51,229 |
| Weighted average common shares outstanding—basic | 14,655 | 14,657 | 29,500 |
| Basic income (loss) per share | $ (0.61) | $ 1.47 | $ 1.74 |
| Weighted average common shares outstanding—diluted | 14,655 | 15,224 | 30,075 |
| Diluted income (loss) per share | $ (0.61) | $ 1.41 | $ 1.70 |

See notes to consolidated financial statements.

# ACCURIDE CORPORATION
# CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)
## (Restated – See Note 5) (Dollars in thousands)

| | Comprehensive Income (Loss) | Common Stock and Additional Paid-in-Capital | Treasury Stock | Stock Subscriptions Receivable Income (Loss) | Accumulated Other Comprehensive Income (Loss) | Retained Earnings (Deficiency) | Total Stockholders' Equity (Deficiency) |
|---|---|---|---|---|---|---|---|
| BALANCE at January 1, 2003 – As previously reported | — | $ 52,065 | $ (735) | $ (121) | $ (7,597) | $ (96,861) | $ (53,249) |
| Adjust to restate inventory for change from LIFO to FIFO (Note 5) | — | — | — | — | — | (696) | (696) |
| As adjusted | — | 52,065 | (735) | (121) | (7,597) | (97,557) | (53,945) |
| Net loss | $ (8,952) | — | — | — | — | (8,952) | (8,952) |
| Exercise of stock options | — | 5 | — | — | — | — | 5 |
| Proceeds from stock subscriptions receivable | — | — | — | 106 | — | — | 106 |
| Other comprehensive income: | | | | | | | |
| Recognition of realized loss on foreign currency hedges (net of tax) | (193) | — | — | — | (193) | — | (193) |
| Minimum pension liability adjustment (net of tax) | (3,786) | — | — | — | (3,786) | — | (3,786) |
| Comprehensive income (loss) | $ (12,931) | | | | | | |
| BALANCE—December 31, 2003 | | 52,070 | (735) | (15) | (11,576) | (106,509) | (66,765) |
| Net income | $ 21,490 | — | — | — | — | 21,490 | 21,490 |
| Exercise of stock options | — | 16 | — | — | — | — | 16 |
| Proceeds from stock subscriptions receivable | — | — | — | 15 | — | — | 15 |
| Other comprehensive income: | | | | | | | |
| Change in fair market value of cash flow hedges (net of tax) | 464 | — | — | — | 464 | — | 464 |
| Minimum pension liability adjustment (net of tax) | (1,001) | — | — | — | (1,001) | — | (1,001) |
| Comprehensive income | $ 20,953 | | | | | | |
| BALANCE—December 31, 2004 | | 52,086 | (735) | — | (12,113) | (85,019) | (45,781) |
| Net income | $ 51,229 | — | — | — | — | 51,229 | 51,229 |
| Issuance of common stock – acquisition of TTI | — | 92,000 | — | — | — | — | 92,000 |
| Net proceeds from sales of stock | — | 89,605 | — | — | — | — | 89,605 |
| Exercise of stock options | — | 2,416 | (16) | — | — | — | 2,400 |
| Other comprehensive income: | | | | | | | |
| Change in fair market value of cash flow hedges (net of tax) | (62) | — | — | — | (62) | — | (62) |
| Minimum pension liability adjustment (net of tax) | (13,648) | — | — | — | (13,648) | — | (13,648) |
| Comprehensive income | $ 37,519 | | | | | | |
| BALANCE—December 31, 2005 | | $ 236,107 | $ (751) | $ — | $ (25,823) | $ (33,790) | $ 175,743 |

See notes to consolidated financial statements.

## ACCURIDE CORPORATION
## CONSOLIDATED STATEMENTS OF CASH FLOWS

| (In thousands) | Year Ended December 31, 2003 Restated (Note 5) | 2004 Restated (Note 5) | 2005 |
|---|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | | |
| Net income (loss) | $ (8,952) | $ 21,490 | $ 51,229 |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities: | | | |
| Depreciation and impairment | 29,804 | 28,438 | 40,358 |
| Amortization – deferred financing costs | 4,325 | 1,795 | 3,237 |
| Amortization – other intangible assets | — | — | 5,194 |
| Loss on extinguishment of debt | — | — | 4,474 |
| Loss (gain) on disposal of assets | 4 | (284) | 85 |
| Deferred income taxes | (2,744) | 10,041 | 21,330 |
| Equity in earnings of affiliated companies | (485) | (646) | (455) |
| Cash distribution from affiliate – AOT | 1,000 | — | 1,000 |
| Changes in certain assets and liabilities, net of effects from acquisition: | | | |
| Receivables | (11,839) | (13,954) | (1,755) |
| Inventories and supplies | (8,718) | (15,760) | (15,952) |
| Prepaid expenses and other assets | 817 | (8,861) | (654) |
| Accounts payable | 5,546 | 20,824 | (7,514) |
| Accrued and other liabilities | 206 | 15,246 | (8,662) |
| Net cash provided by operating activities | 8,964 | 58,329 | 91,915 |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | | |
| Purchases of property, plant and equipment | (20,261) | (26,421) | (39,958) |
| Capitalized interest | (411) | (851) | — |
| Acquisition costs - TTI | — | — | (8,327) |
| Cash distribution from investment - Trimont | — | — | 679 |
| Net cash used in investing activities | (20,672) | (27,272) | (47,606) |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | | |
| Payments on long-term debt | (128,785) | (1,900) | (971,731) |
| Proceeds from issuance of long-term debt | 180,000 | — | 825,000 |
| Increase in revolving credit advance | 20,000 | — | — |
| Decrease in revolving credit advance | (55,000) | — | — |
| Deferred financing fees | (3,192) | (37) | (10,006) |
| Payment of premium on notes extinguished | — | — | (2,928) |
| Proceeds from issuance of shares | 5 | 16 | 89,605 |
| Proceeds from employee stock option and stock purchase plans | — | — | 2,323 |
| Proceeds from stock subscriptions receivable | 106 | 15 | — |
| Net cash provided by (used in) financing activities | 13,134 | (1,906) | (67,737) |
| INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS | 1,426 | 29,151 | (23,428) |
| CASH AND CASH EQUIVALENTS—Beginning of year | 41,266 | 42,692 | 71,843 |
| CASH AND CASH EQUIVALENTS—End of year | $ 42,692 | $ 71,843 | $ 48,415 |

See notes to consolidated financial statements.

## ACCURIDE CORPORATION
## For the years ended December 31, 2003, 2004, and 2005
## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
## (Dollars in thousands, except share and per share data)

### Note 1 - Summary of Significant Accounting Policies

***Basis of Consolidation***—The accompanying consolidated financial statements include the accounts of Accuride Corporation (the "Company") and its wholly-owned subsidiaries, including Accuride Canada, Inc. ("Accuride Canada"), Accuride Erie L.P. ("Accuride Erie"), Accuride de Mexico, S.A. de C.V. ("AdM"), and Transportation Technologies Industries, Inc. ("TTI"). TTI's subsidiaries include Bostrom Seating, Inc. ("Bostrom"), Brillion Iron Works, Inc. ("Brillion"), Fabco Automotive Corporation ("Fabco"), Gunite Corporation ("Gunite"), and Imperial Group, L.P. ("Imperial"). TTI was acquired on January 31, 2005. Accordingly, 2005 results represent 11 months of activity (see Note 3). All significant intercompany transactions have been eliminated. Investments in affiliated companies in which we do not have a controlling interest are accounted for using the equity method.

***Business of the Company***—We are engaged primarily in the design, manufacture and distribution of components for trucks, trailers and certain military and construction vehicles. We sell our products primarily within North America and Latin America to original equipment manufacturers and to the aftermarket.

***Management's Estimates and Assumptions***—The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

***Revenue Recognition***—Revenue from product sales is recognized primarily upon shipment whereupon title passes and we have no further obligations to the customer. Provisions for discounts and rebates to customers, and returns and other adjustments are provided for in the same period the related sales are recorded as a reduction of sales when the related sales are recorded.

***Inventories***—Inventories are stated at the lower of cost or market. Cost for substantially all inventories, except AdM, is determined by the first-in, first-out method ("FIFO") (see Note 5). Inventories at AdM are determined using average cost. We review inventory on hand and write down excess and obsolete inventory based on our assessment of future demand and historical experience.

***Supplies***—Supplies primarily consist of spare parts and consumables used in the manufacturing process. Supplies are stated at the lower of cost or market. Cost for substantially all supplies is determined by a moving-average method. We perform annual evaluations of supplies and provide an allowance for obsolete items based on usage activity.

***Investment in Affiliate***—Included in "Equity in earnings of affiliates" is our 50% interest in the earnings of AOT, Inc. ("AOT"). AOT is a joint venture between us and The Goodyear Tire & Rubber Company formed to provide sequenced wheel and tire assemblies for Navistar International Transportation Corporation. Our investment in AOT at December 31, 2004 and 2005 totaled $3,752 and $3,208, respectively.

***Property, Plant and Equipment***—Property, plant and equipment are recorded at cost and are depreciated using primarily the straight-line method over their expected useful lives as follows:

| | |
|---|---|
| Buildings and improvements | 15-30 years |
| Factory machinery and equipment | 10 years |
| Office furniture and fixtures | 10 years |
| Tools, Dies and Molds | 3 years |

***Deferred Financing Costs***—Costs incurred in connection with the Credit Agreement and issuance of senior subordinated notes (see Note 8) have been deferred and are being amortized over the life of the related debt using the effective interest method.

***Goodwill***—Goodwill consists of costs in excess of the net assets acquired in connection with the Phelps Dodge Corporation ("PDC") acquisition of us in March 1988, the Accuride Erie acquisition in April 1999, the AdM acquisition in July 1999, and the TTI acquisition in January 2005. Effective January 1, 2002, we adopted Statement of Financial Accounting Standards ("SFAS") No. 142, *Accounting for Goodwill and Other Intangible Assets.* Accordingly, we no longer amortize goodwill, but test for impairment at least annually. This impairment test was performed in the fourth quarter of 2005, and there was no indication of impairment.

***Intangible Assets***—SFAS No. 141, *Business Combinations,* and SFAS No. 142, *Goodwill and Other Intangible Assets,* have been applied to the TTI transaction (See Note 3). Accordingly, the tangible and identifiable intangible assets and liabilities have been adjusted to fair values with the remainder of the purchase price recorded as goodwill. Goodwill and indefinite lived intangibles assets (trade names) are not amortized but are reviewed for impairment at least annually or more frequently if impairment indicators arise. Prior to the acquisition of TTI in January 2005, there were no intangible assets.

***Long-Lived Assets***—We evaluate our long-lived assets to be held and used and our identifiable intangible assets for impairment when events or changes in economic circumstances indicate the carrying amount of such assets may not be recoverable. Impairment is determined by comparison of the carrying amount of the asset to the net undiscounted cash flows expected to be generated by the related asset group. Long-lived assets to be disposed of are carried at the lower of cost or fair value less the costs of disposal.

***Pension Plans***—We have trusteed, non-contributory pension plans covering substantially all U.S. and Canadian employees. For certain plans, the benefits are based on career average salary and years of service and, for other plans, a fixed amount for each year of service. Our funding policy provides that payments to the pension trusts shall be at least equal to the minimum legal funding requirements.

***Postretirement Benefits Other Than Pensions***—We have postretirement health care and life insurance benefit plans covering substantially all U.S. non-bargained and Canadian employees. We account for these benefits on an accrual basis and provide for the expected cost of such postretirement benefits accrued during the years employees render the necessary service. Our funding policy provides that payments to participants shall be at least equal to our cash basis obligation.

***Postemployment Benefits Other Than Pensions***—We have certain post-employment benefit plans, which provide severance benefits, covering certain U.S. and Canadian employees. We account for these benefits on an accrual basis.

***Income Taxes***—Deferred tax assets and liabilities are computed based on differences between financial statement and income tax bases of assets and liabilities using enacted income tax rates. Deferred income tax expense or benefit is based on the change in deferred tax assets and liabilities from period to period, subject to an ongoing assessment of realization of deferred tax assets. Management judgment is required in developing our provision for income taxes, including the determination of deferred tax assets, liabilities and any valuation allowance recorded against the deferred tax assets. We evaluate quarterly the realizability of our net deferred tax assets by assessing the valuation allowance and adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are our forecast of taxable income and the availability of tax planning strategies that can be implemented to realize the net deferred tax assets. Although realization of our net deferred tax assets is not certain, we have concluded that it will more likely than not realize the deferred tax assets, excluding certain state net operating losses for which we have provided a valuation allowance.

***Research and Development Costs***—Expenditures relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred. The amounts expensed in the years ended December 31, 2003, 2004, and 2005 totaled $5,523, $6,185, and $7,223, respectively.

***Foreign Currency***—The assets and liabilities of Accuride Canada and AdM that are receivable or payable in cash are converted at current exchange rates, and inventories and other non-monetary assets and liabilities are converted at historical rates. Revenues and expenses are converted at average rates in effect for the period. The functional currencies of Accuride Canada and AdM have been determined to be the U.S. dollar. Accordingly, gains and losses resulting from conversion of such amounts, as well as gains and losses on foreign currency transactions, are included in operating results as "Other income (expense), net." We had aggregate foreign currency gains (losses) of $872, $1,436 and $565 for the years ended December 31, 2003, 2004, and 2005, respectively.

*Concentrations of Credit Risk*—Financial instruments that potentially subject us to significant concentrations of credit risk consist principally of cash, cash equivalents, customer receivables, and derivative financial instruments. We place our cash and cash equivalents and execute derivatives with high quality financial institutions. Generally, we do not require collateral or other security to support customer receivables.

*Derivative Financial Instruments*—We use derivative instruments to manage exposure to foreign currency, commodity prices, and interest rate risks. We do not enter into derivative financial instruments for trading or speculative purposes. The derivative instruments used by us include interest rate, foreign exchange, and commodity price instruments. All derivative instruments are recognized on the balance sheet at their estimated fair value. See Note 15 for the carrying amounts and estimated fair values of these instruments.

*Interest Rate Instruments*—We use interest rate swap agreements as a means of fixing the interest rate on portions of our floating-rate debt. No interest rate instruments were outstanding as of December 31, 2004. As of December 31, 2005, interest rate swaps of $250.0 million were outstanding. Under the terms of the interest rate swaps, we agreed with the counterparty to exchange, at specified intervals, the difference between 3.55% from March 2005 through March 2006, 4.24% from March 2006 through March 2007, and 4.43% from March 2007 through March 2008, and the variable rate interest amounts calculated by reference to the notional principal amount. Interest rate swaps not designated as hedges for financial reporting purposes are carried in the financial statements at fair value, with unrealized gains or losses reflected in current period earnings as a component of interest expense. The settlement amounts from the swap agreements were reported in the financial statements as a component of interest expense. We use interest rate cap agreements to set ceilings on the maximum interest rate we would incur on portions of our floating-rate debt. On December 31, 2005, we had no outstanding interest rate cap agreements.

*Foreign Exchange Instruments*—We use foreign currency forward contracts and options to limit foreign exchange risk on anticipated but not yet committed transactions expected to be denominated in Canadian dollars. We have designated the outstanding forward contracts as cash flow hedges. Based on historical experience and analysis performed by us, management expects that these derivative instruments will be highly effective in offsetting the change in the value of the anticipated transactions being hedged. As such, unrealized gains or losses are deferred in "Other Comprehensive Income (Loss)" with only realized gains or losses reflected in current period earnings as "Cost of Goods Sold." However, to the extent that any of these contracts are not highly effective, any changes in fair value resulting from ineffectiveness will be immediately recognized in "Cost of Goods Sold." The total notional amount of outstanding forward contracts at December 31, 2004 and 2005 was $24.8 million and $0, respectively. Other foreign exchange instruments that have been designated as cash flow hedges had a market value, net of tax, of $0.1 million. That amount will be realized in the first quarter of 2006.

*Commodity Price Instruments*—We periodically uses commodity price swap contracts to limit exposure to changes in certain raw material prices. Commodity price instruments, which do not meet the normal purchase exception, are not designated as hedges for financial reporting purposes and, accordingly, are carried in the financial statements at fair value, with realized and unrealized gains and losses reflected in current period earnings as "Other income (expense), net." We had no outstanding commodity price swaps at December 31, 2004 and 2005.

The realized and unrealized gains (losses) on our derivative financial instruments for the years ended December 31, 2003, 2004, and 2005 are as follows:

| | Interest Rate Instruments | | Foreign Exchange Instruments | | Commodity Price Instruments | |
|---|---|---|---|---|---|---|
| | Realized Gain (Loss) | Unrealized Gain (Loss) | Realized Gain (Loss) | Unrealized Gain (Loss) | Realized Gain (Loss) | Unrealized Gain (Loss) |
| 2003 | — | — | $ 4,042 | — | $ (29) | $ (47) |
| 2004 | — | — | 2,800 | — | — | — |
| 2005 | (307) | 2,651 | 699 | — | — | — |

*Earnings Per Share*—Earnings per share are calculated as net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share are calculated by dividing net income by this weighted-average number of common shares outstanding plus common stock equivalents outstanding during the year. Employee stock options outstanding to acquire 1,285,398 shares in 2003 and 40,195 shares in 2005 were not included in the computation of diluted earnings per common share because the effect would be anti-dilutive. There were no anti-dilutive options outstanding in 2004.

| | December 31, | | |
|---|---|---|---|
| | 2003 Restated (Note 5) | 2004 Restated (Note 5) | 2005 |
| Numerator: | | | |
| Net income | $ (8,952) | $ 21,490 | $ 51,229 |
| Denominator: | | | |
| Basic weighted average shares outstanding | 14,655 | 14,657 | 29,500 |
| Effect of dilutive stock options | — | 567 | 575 |
| Dilutive weighted average shares outstanding | 14,655 | 15,224 | 30,075 |

***Stock Split***- In April 2005, we effected a 591-for-one stock split and increased the authorized common stock to 38,805,000 shares. The effect of this stock split was to transfer $147, representing the par value of additional shares issued from additional paid-in capital to common stock. All numbers of common shares and per share data in the accompanying consolidated financial statements and related notes have been retroactively adjusted to give effect to the stock split.

***Stock Based Compensation***—We maintain stock-based compensation plans which allow for the issuance of incentive stock options to officers, our key employees, and to members of the Board of Directors. We also maintain an employee stock purchase plan that provides for the issuance of shares to all of our eligible employees at a discounted price. We generally use treasury shares to satisfy issuances of shares under our stock-based compensation plans.

We apply APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations in accounting for the plans; accordingly, since the grant price of the stock options was at least 100% of the fair value at the date of the grant, no compensation expense has been recognized by us in connection with the option grants. Also, as the employee stock purchase plan was considered noncompensatory, no expense related to this plan was recognized. Compensation expense in fiscal year 2005 related to stock options and the employee stock purchase plan continues to be disclosed on a pro forma basis only. Had compensation cost for the plans been determined based on the fair value at the grant dates for awards under the plan consistent with the fair value method of SFAS No. 123, *Accounting for Stock-Based Compensation*, the effect on our net income (loss) would have been the following:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2003 Restated (Note 5) | 2004 Restated (Note 5) | 2005 |
| Net income (loss) as reported | $ (8,952) | $ 21,490 | $ 51,229 |
| Add: Total stock-based employee compensation expense determined under the intrinsic value based method, net of related tax effects | — | — | — |
| Deduct: Total stock-based employee compensation expense determined under the fair value based method, net of related tax effects | (76) | (85) | (619) |
| Pro forma net income (loss) | $ (9,028) | $ 21,405 | $ 50,610 |
| Earnings (loss) per share—as reported: | | | |
| Basic | $ (0.61) | $ 1.47 | $ 1.74 |
| Diluted | $ (0.61) | $ 1.41 | $ 1.70 |
| Earnings (loss) per share—pro forma: | | | |
| Basic | $ (0.62) | $ 1.46 | $ 1.72 |
| Diluted | $ (0.62) | $ 1.41 | $ 1.68 |

The weighted average fair value of the options granted in 2004 was $2.41. The fair value of the 2004 option grants were estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield equaling 0%, risk-free interest rates of 4.75%, expected volatilities assumed to be 0% and expected lives of approximately 4 years. The weighted average fair value of options granted in 2005 was $4.59. The fair value of the 2005 options was estimated using the Black-Scholes option pricing model with the following assumptions: dividend yield equaling 0%, risk free interest rates ranging from 4.41% to 4.62%, expected volatilities averaging 39.5%, and expected lives of 7 years. The 2005 adjustment also includes the impact of the Employee Stock Purchase Plan. The pro forma amounts are not representative of the effects on reported net income (loss) for future years.

*Accounting Standards Adopted*—Accounting standards adopted during 2005 include FSP FAS 109-1 and 109-2, and FAS No. 133 Implementation Issue B39.

***FASB Staff Positions (FSPs) 109-1 and 109-2***—In December 2004, the FASB issued two FSPs that provide accounting guidance on how companies should account for the effects of the American Jobs Creation Act of 2004 that was signed into law on October 22, 2004. FSP FAS 109-1, *Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004,* states that the manufacturers' deduction provided for under this legislation should be accounted for as a special deduction instead of a tax rate change. FSP FAS 109-2, *Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004,* allows a company additional time to evaluate the effects of the legislation on any plan for reinvestment or repatriation of foreign earnings for purposes of applying Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*. These FSPs may affect how a company accounts for deferred income taxes. These FSPs are effective for periods ending on or after December 21, 2004. These FSPs had no effect on the 2005 consolidated financial statements and we do not expect these FSPs to impact our future results of operations and financial position.

**FAS133 Implementation Issue No. B39**—In June 2005, the FASB issued Statement 133 Implementation Issue No. B39, *Embedded Derivatives: Application of Paragraph 13(b) to Call Options That Are Exercisable Only by the Debtor.* The interpretation clarifies that paragraph 13 does not apply to an embedded call option (including a prepayment option) in a hybrid instrument if the right to accelerate the settlement can only be exercised by the debtor.

*New Accounting Pronouncements*—New accounting standards which could impact us include SFAS No. 151, *Inventory Costs, an amendment of ARB No. 43, Chapter 4,* SFAS No. 153, *Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions*, and SFAS No. 123 (revised 2004), *Share-Based Payment,* FSP No. 123(R)-3, *Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards*, and Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations.*

***SFAS No. 151***—In November 2004, the FASB issued SFAS No. 151, *Inventory Costs, an amendment of ARB No. 43, Chapter 4.* The amendments made by SFAS No. 151 clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. Accuride has adopted SFAS No. 151 as of January 1, 2006. We expect there will be no impact on our 2006 consolidated financial statements.

***SFAS No. 153***—In December 2004, the FASB issued SFAS No. 153, *Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions.* The amendments made by SFAS No. 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance. Accuride has adopted SFAS No. 153 as of January 1, 2006. We expect there will be no impact on our 2006 consolidated financial statements.

***SFAS No. 123 (revised 2004)***—In December 2004, the FASB issued SFAS No. 123(R), *Share-Based Payment.* SFAS 123(R) is a revision of FASB Statement 123, *Accounting for Stock-Based Compensation* and supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees* and our related implementation guidance. The statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is to be recognized over the period during which an employee is required to provide service in exchange for the award. We will record non-cash stock compensation expense of unvested stock options outstanding beginning in the first quarter of fiscal year 2006. The impact of the adoption of SFAS No. 123(R) will depend on share-based payments in the future; we currently expect a reduction to diluted earnings per share of approximately $0.01.

***FSP No. 123(R)-3***—In November 2005, the FASB issued FSP No. 123(R)-3, *Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards.* This provides an elective alternative method that establishes a computational component to arrive at the beginning balance of the accumulated paid-in capital pool related to employee compensation and a simplified method to determine the subsequent impact on the accumulated paid-in capital pool of employee awards that are fully vested and outstanding upon the adoption of SFAS No. 123(R). We are currently evaluating this transition method.

*Interpretation No. 47*—In March 2005, the FASB issued Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations.* The Interpretation clarifies that the phrase "conditional asset retirement obligations" as used in SFAS No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The Interpretation states that conditional obligations meet the definition of an asset retirement obligation in SFAS No. 143 and therefore should be recognized if their value can be reasonably estimated. Interpretation No. 47 is effective no later than the end of fiscal years ending after December 15, 2005. The adoption of Interpretation No. 47 did not have a material effect on our financial statements.

**Note 2 - Recapitalization of Accuride Corporation**

We entered into a stock subscription and redemption agreement dated November 17, 1997 (the "Agreement" or "Redemption"), with PDC and Hubcap Acquisition L.L.C. ("Hubcap Acquisition"), a Delaware limited liability company formed at the direction of KKR 1996 Fund L.P., a Delaware limited partnership affiliated with Kohlberg Kravis Roberts & Co., L.P. ("KKR").

Pursuant to the Agreement, effective January 21, 1998, Hubcap Acquisition made an equity investment in us of $108,000 in exchange for 90% of our Common Stock after the Recapitalization, as described herein. We used the proceeds of this investment, along with $200,000 from the issuance of 9.25% senior subordinated notes at 99.48% of principal value due 2008 and $164,800 in bank borrowing, including $135,000 of borrowings under senior secured term loans due 2005 and 2006 with variable interest rates and $29,800 of borrowings under a $140,000 senior secured revolving line of credit expiring 2004 with a variable interest rate, to redeem $468,000 of Common Stock (the "Recapitalization").

Subsequent to the Recapitalization, effective September 30, 1998, PDC sold its remaining interest in us to an unrelated third party.

**Note 3 - Acquisition**

On January 31, 2005, we completed our acquisition of TTI. Accuride Corporation issued 7,964,238 shares of common stock in exchange for the assets of TTI. The transaction was accounted for using the purchase method of accounting in accordance with SFAS No. 141, *Business Combinations*, and accordingly, the operating results of TTI have been included with those of the Company subsequent to January 31, 2005.

We believe the combined company will offer the trucking industry a one-stop component sourcing solution and expects to become one of the largest suppliers to the heavy/medium commercial vehicle industry. The results of operations for TTI are included in Accuride's operating results beginning February 1, 2005.

The following table summarizes the allocation of the fair values of the assets acquired and liabilities assumed at the date of acquisition.

| | | |
|---|---|---|
| Current assets | $ | 161,201 |
| Property, plant and equipment | | 112,283 |
| Goodwill | | 272,789 |
| Intangible assets | | 146,149 |
| Other | | 695 |
| Total assets acquired | | 693,117 |
| Current liabilities | | 470,188 |
| Debt | | 3,100 |
| Other long-term liabilities | | 119,502 |
| Net assets acquired | $ | 100,327 |

The TTI merger was valued based on appraisal information and other studies of the net assets acquired because we considered the fair value of the net assets acquired to be a more reliable measure of the fair value of TTI than the fair value of the shares issued to TTI stockholders on January 31, 2005.

The purchase price allocation for intangible assets includes $33.5 million of technology which will be amortized over 10 to 15 years, $71.5 million of customer relationships which will be amortized over 15 to 30 years, $272.8 million of goodwill, not deductible for income tax purposes, $38.1 million of trade names that are not subject to amortization, $2.4 million of non-compete agreements which will be amortized over 3 years and $0.7 million of backlog which was fully amortized in 2005. Current liabilities assumed include debt of $352.4 million. We incurred approximately $8.3 million in transaction costs associated with the merger. We have recorded tax contingency reserves of $11.4 million related to the acquisition.

In connection with the merger, we refinanced substantially all our debt (See Note 8).

The following unaudited pro forma information presents results as if the acquisition had occurred at the beginning of the respective periods:

| | For the Year Ended December 31, | |
|---|---|---|
| | 2004 | 2005 |
| Pro forma net sales | $ 1,082,348 | $ 1,283,641 |
| Pro forma net income | 14,018 | 52,667 |
| Pro forma earnings per share: | | |
| Weighted average shares outstanding - basic | 22,621 | 30,163 |
| Pro forma net income –basic | $ 0.62 | $ 1.75 |
| Weighted average shares outstanding - diluted | 22,946 | 30,739 |
| Pro forma net income –diluted | $ 0.61 | $ 1.71 |

The unaudited pro forma information presented above for the years ended December 31, 2004 and 2005 has been provided for comparative purposes only and does not purport to reflect the actual results that would have been reported had the TTI acquisition been consummated at the beginning of each of the periods presented. This pro forma information does not include interest expense adjustments for the reduction of debt due to the April 2005 sale of common stock. Additionally, such pro forma financial information does not purport to represent results that may occur in the future.

**Note 4 - Initial Public Offering**

On April 26, 2005, we completed an initial public offering of our common stock and Accuride Corporation's common stock commenced trading on the New York Stock Exchange. Net proceeds from the initial public offering were $89.6 million. The proceeds were used to repay a portion of the Term B Loan facility.

**Note 5 - Inventories**

Inventories are stated at the lower of cost or market. Prior to January 1, 2005, substantially all of our business units were on LIFO. Effective January 1, 2005, coinciding with the acquisition of TTI, we changed our inventory costing method from the last-in, first-out, or LIFO, method to the first-in, first-out, or FIFO, method for our business units that were on LIFO. Our management believes that the FIFO method is preferable to LIFO because (i) FIFO inventory values presented in our balance sheet will more closely approximate the current value of inventory (ii) costs of sales are still appropriately charged in the period of the related sales (iii) FIFO inventory values better represent the underlying commercial practice of selling the oldest product first, and (iv) the change to FIFO method at the affected business units results in the Company using a uniform method of inventory valuation globally which will improve comparability of operating results among these units. Prior to January 31, 2005, only one of TTI's business units was on LIFO. Accuride conformed this business unit to our accounting policies and all of TTI's business units are now on FIFO.

The impact of the change in accounting principle for the year ended December 31, 2005 was to increase net income by $5.7 million ($0.19 per diluted share). In accordance with generally accepted accounting principles, the change has been applied by restating the prior years consolidated financial statements. The effect of this restatement at December 31, 2004 and December 31, 2003 was to decrease inventories by $1,900 and $1,442, to increase deferred income tax asset by $691 and $519, and to increase the accumulated deficit by $1,209 and $923, respectively.

The inventories at December 31, 2004 and 2005 on a FIFO basis were as follows:

| | As of December 31, | |
|---|---|---|
| | 2004<br>Restated | 2005 |
| Raw materials | $ 12,590 | $ 34,213 |
| Work in process | 16,890 | 36,279 |
| Finished manufactured goods | 15,963 | 48,404 |
| Total inventories | $ 45,443 | $ 118,896 |

We review inventory on hand and write down excess and obsolete inventory based on our assessment of future demand and historical experience.

**Note 6 - Intangible Assets and Excess of Purchase Price Over Net Assets Acquired, Net**

SFAS No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets*, have been applied to the TTI transaction (See Note 3). Accordingly, the tangible and identifiable intangible assets and liabilities have been adjusted to fair values with the remainder of the purchase price recorded as goodwill. Additionally, goodwill and indefinite lived intangibles assets (trade names) are not amortized but are reviewed for impairment at least annually or more frequently if impairment indicators arise.

Prior to the TTI acquisition in January 2005, we had no other intangible assets. The following presents a summary of goodwill as of December 31, 2004:

| | Gross Amount | Accumulated Amortization | Carrying Amount |
|---|---|---|---|
| Goodwill | $ 123,197 | — | $ 123,197 |

The following presents a summary of goodwill and other intangible assets as of December 31, 2005:

| | Weighted Average Useful Lives | Gross Amount | Accumulated Amortization | Carrying Amount |
|---|---|---|---|---|
| Goodwill | — | $ 395,986 | $ — | $ 395,986 |
| Other Intangible Assets: | | | | |
| Backlog | 0.5 | $ 650 | $ 650 | — |
| Non-compete Agreements | 3.0 | 2,379 | 204 | 2,174 |
| Trade Names | — | 38,080 | — | 38,080 |
| Technology | 14.7 | 33,540 | 2,100 | 31,440 |
| Customer Relationships | 29.6 | 71,500 | 2,240 | 69,260 |
| | | $ 146,149 | $ 5,194 | $ 140,954 |

The purchase price allocation for intangible assets includes $33.5 million of technology which will be amortized over 10 to 15 years, $71.5 million of customer relationships which will be amortized over 15 to 30 years, $272.8 million of goodwill, not deductible for income tax purposes, $38.1 million of trade names that are not subject to amortization, $2.4 million of non-compete agreements which will be amortized over 3 years and $0.7 million of backlog which was fully amortized in 2005. We estimate that aggregate amortization expense for each of the two succeeding fiscal years will be approximately $5,500 with the following year at $5,300 and the following two years at approximately $4,700 each year.

The following presents the changes in the carrying amount of goodwill for the period ended December 31, 2005:

| | |
|---|---|
| Balance at December 31, 2004 | $ 123,197 |
| Addition arising from acquisition—See Note 3 | 272,789 |
| Balance at December 31, 2005 | $ 395,986 |

**Note 7 - Property, Plant and Equipment**

Property, plant and equipment at December 31, 2004 and 2005 consist of the following:

| | | 2004 | | 2005 |
|---|---|---|---|---|
| Land and land improvements | $ | 7,713 | $ | 12,484 |
| Buildings | | 69,249 | | 108,545 |
| Machinery and equipment | | 409,169 | | 514,626 |
| | | 486,131 | | 635,655 |
| Less accumulated depreciation and impairment | | 280,762 | | 317,683 |
| Property, plant and equipment—net | $ | 205,369 | $ | 317,972 |

Depreciation expense for the years ended December 31, 2003, 2004, and 2005 was $29,804, $26,219 and $40,358, respectively. During 2004, the Company evaluated certain assets that were expected to be replaced during the year or were producing products expected to be phased out and determined $822 of equipment related to a specific production line at its Erie, Pennsylvania facility to be impaired, $553 of equipment related to a certain production line at its Cuyahoga Falls, Ohio facility to be impaired, and $844 of equipment related to a certain product line at its Monterrey, Mexico facility to be impaired. These amounts were included in cost of goods sold for the year ended December 31, 2004.

## Note 8 - Debt

Debt at December 31, 2004 and 2005 consists of the following:

| | | 2004 | | 2005 |
|---|---|---|---|---|
| Revolving Credit Facility | $ | 25,000 | $ | 5,000 |
| Term C Facility | | 95,000 | | — |
| Term B Facility | | 179,100 | | 414,625 |
| Senior subordinated notes—net of $320 and $0 unamortized discount | | 189,580 | | 275,000 |
| Industrial Revenue Bond | | — | | 3,100 |
| | | 488,680 | | 697,725 |
| Less current maturities | | 1,900 | | — |
| Total | $ | 486,780 | $ | 697,725 |

***Bank Borrowing***—In connection with the TTI merger, we entered into a Fourth Amended and Restated Credit Agreement consisting of (1) a new term credit facility (the Term B Loan Facility) in an aggregate principal amount of $550.0 million that will mature on January 31, 2012 and (2) a revolving credit facility (the "New Revolver") in an aggregate principal amount of $125.0 million (comprised of a new $95.0 million U.S. revolving credit facility and the continuation of a $30.0 million Canadian revolving credit facility) that will terminate on January 31, 2010. As of December 31, 2005, $414.6 million was outstanding under the Term B Loan Facility and $5 million was outstanding under the New Revolver. The Term B Loan Facility requires quarterly amortization payments of $1.4 million that commenced on March 31, 2005, with the balance paid on the maturity date. On March 31, 2005, we prepaid $11.0 million of the Term B Loan Facility without penalty along with the regularly scheduled payment of $1.4 million. On April 26, 2005, we completed an initial public offering of our common stock. Net proceeds from the initial public offering were approximately $89.6 million. The proceeds from the initial public offering were used to repay a portion of the Term Loan B facility under our term credit facility. This prepayment was not subject to a prepayment penalty.

The interest rates per annum applicable to loans under our new senior credit facilities are, at the option of the Company or Accuride Canada Inc., as applicable, a base rate or Eurodollar rate plus, in each case, an applicable margin which is subject to adjustment based on our leverage ratio. The base rate is a fluctuating interest rate equal to the highest of (a) the base rate reported by Citibank, N.A. (or, with respect to the Canadian revolving credit facility, the reference rate of interest established or quoted by Citibank Canada for determining interest rates on U.S. dollar denominated commercial loans made by Citibank Canada in Canada), (b) a reserve adjusted three-week moving average of offering rates for three-month certificates of deposit plus one-half of one percent (0.5%) and (c) the federal funds effective rate plus one-half of one percent (0.5%). The obligations under our new senior credit facilities are guaranteed by all of our domestic subsidiaries. The loans under the credit facilities are secured by, among other things, a lien on substantially all of our U.S. properties and assets and of our domestic subsidiaries and a pledge of 65% of the stock of our foreign subsidiaries. The loans under the Canadian revolving facility are also secured by substantially all of the properties and assets of Accuride Canada, Inc.

We incurred a loss on early extinguishment of debt totaling $4,474. The loss includes cash fees of $2,928 associated with the note extinguishment and the non-cash write-off of unamortized deferred financing costs of $1,225 and unamortized bond discount of $320.

*Senior Subordinated Notes*—In connection with the TTI merger, we issued $275.0 million aggregate principal amount of 8½% senior subordinated notes due 2015 in a private placement transaction. That transaction resulted in the repayment of our 9.25% senior subordinated notes due 2008 issued pursuant to an indenture, dated as of January 21, 1998. Interest on the senior subordinated notes is payable on February 1 and August 1 of each year, beginning on August 1, 2005. The notes mature on February 1, 2015 and may be redeemed, at our option, in whole or in part, at any time on or before February 1, 2010 at a price equal to 100% of the principal amount, plus an applicable make-whole premium, and accrued and unpaid interest and special interest if any, to the date of redemption. On or after February 1, 2010, the senior subordinated notes are redeemable at certain specified prices. In addition, on or before February 1, 2008, we may redeem up to 40% of the aggregate principal amount of notes issued under the indenture with the proceeds of certain equity offerings. The new senior subordinated notes are general unsecured obligations (1) subordinated in right of payment to all of our and the guarantors' existing and future senior indebtedness, including any borrowings under our new senior credit facilities; (2) equal in right of payment with any of the Company's and the guarantors' existing and future senior subordinated indebtedness; (3) senior in right of payment to all of the Company's and the guarantors' existing and future subordinated indebtedness and (4) structurally subordinated to all obligations of our subsidiaries that do not guarantee the outstanding notes. On June 15, 2005, we completed an exchange offer of these senior subordinated notes for substantially identical notes registered under the Securities Act of 1933, as amended. As of December 31, 2005, the aggregate principal amount of Notes outstanding was $275.0 million.

In connection with the refinancing of the bank borrowing and issuance of senior subordinated notes, we incurred total costs of $15,513. These costs include cash fees of $13,690 associated with these transactions, and the non-cash write-off of unamortized debt issuance costs of $1,823.

Under the terms of our credit agreement, there are certain restrictive covenants that limit the payment of cash dividends and establish minimum financial ratios. Our new senior credit facilities and the indenture governing our senior subordinated notes restrict our ability to pay dividends. In addition, our new senior credit facilities include other more restrictive covenants and prohibit us from prepaying our other indebtedness, including our new senior subordinated notes, while borrowings under our new senior credit facilities are outstanding. We were in compliance with all such covenants at December 31, 2005.

*Interest Rate Instruments*—As of December 31, 2004, we did not have any open interest rate agreements or obligations. As of December 31, 2005, interest rate swaps of $250.0 million were outstanding. Under the terms of the interest rate swaps, we agreed with the counterparty to exchange, at specified intervals, the difference between 3.55% from March 2005 through March 2006, 4.24% from March 2006 through March 2007, and 4.43% from March 2007 through March 2008, and the variable rate interest amounts calculated by reference to the notional principal amount. The interest rate swaps commenced in February 2005 and mature in March 2008.

Maturities of long-term debt based on minimum scheduled payments as of December 31, 2005 are as follows:

| | |
|---|---|
| 2006 | $ — |
| 2007 | — |
| 2008 | — |
| 2009 | — |
| 2010 | 5,000 |
| Thereafter | 692,725 |
| Total | $ 697,725 |

**Note 9 – Supplemental Cash Flows Disclosure**

For the purpose of preparing the consolidated financial statements, we consider all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. Interest paid in the years ended December 31, 2003, 2004 and 2005 was $38,854, $36,935 and $49,987 respectively. We received a net refund of income taxes of $7,213 in the year ended December 31, 2003. We paid income taxes of $3,980 in the year ended December 31, 2004. We paid income taxes of $9,589 in the year ended December 31, 2005. During 2003, 2004 and 2005, we recorded non-cash minimum pension liability adjustments, net of tax, of $3,786, $1,001, and $13,648, respectively, as a component of Other Comprehensive Loss. We paid $179 for capital leases in the year ended December 31, 2005.

## Note 10 - Pension and Other Postretirement Benefit Plans

We have funded noncontributory employee defined benefit pension plans that cover substantially all U.S. and Canadian employees (the "plans"). Employees covered under the U.S. salaried plan are eligible to participate upon the completion of one year of service and benefits are determined by their cash balance accounts, which are based on an allocation they earn each year. Employees covered under the Canadian salaried plan are eligible to participate upon the completion of two years of service and benefits are based upon career average salary and years of service. Employees covered under the hourly plans are generally eligible to participate at the time of employment and benefits are generally based on a fixed amount for each year of service. U.S. employees are vested in the plans after five years of service; Canadian hourly employees are vested after two years of service.

In addition to providing pension benefits, we also have certain unfunded health care and life insurance programs for U.S. non-bargained and Canadian employees who meet certain eligibility requirements. These benefits are provided through contracts with insurance companies and health service providers. The coverage is provided on a non-contributory basis for certain groups of employees and on a contributory basis for other groups. We pay the majority of these benefits.

As a result of an amendment to the postretirement benefit plan at one of our subsidiary facilities in 2005, we reduced our benefit obligation by $5.3 million.

We use a December 31 measurement date for all of our plans.

*Obligations and Funded Status:*

| | Pension Benefits | | Other Benefits | |
|---|---|---|---|---|
| | 2004 | 2005 | 2004 | 2005 |
| **Change in benefit obligation:** | | | | |
| Benefit obligation—beginning of year | $ 70,944 | $ 80,306 | $ 24,399 | $ 28,618 |
| Service cost | 2,704 | 3,639 | 896 | 1,456 |
| Interest cost | 4,292 | 8,130 | 1,464 | 4,186 |
| Actuarial losses | 1,087 | 14,693 | 1,659 | 5,784 |
| Benefits paid | (2,913) | (6,690) | (591) | (2,974) |
| Foreign currency exchange rate changes | 4,166 | 2,454 | 791 | 405 |
| Plan amendment | — | — | — | (5,335) |
| Curtailment | — | — | — | 678 |
| Plan participant's contributions | — | — | — | 337 |
| Acquisition/transfer | 26 | 67,058 | — | 53,867 |
| **Benefit obligation—end of year** | 80,306 | 169,590 | 28,618 | 87,022 |
| **Change in plan assets:** | | | | |
| Fair value of assets—beginning of year | 61,743 | 73,944 | — | — |
| Actual return on plan assets | 5,726 | 9,397 | — | — |
| Employer contribution | 5,164 | 8,452 | 591 | 2,637 |
| Plan participant's contribution | — | — | — | 337 |
| Benefits paid | (2,913) | (6,690) | (591) | (2,974) |
| Foreign currency exchange rate changes | 4,198 | 2,041 | — | — |
| Acquisition/transfer | 26 | 51,548 | — | — |
| **Fair value of assets—end of year** | 73,944 | 138,692 | — | — |
| **Reconciliation of funded status:** | | | | |
| Unfunded status | (6,363) | (30,898) | (28,618) | (87,022) |
| Unrecognized actuarial loss | 25,031 | 40,874 | 6,634 | 12,242 |
| Unrecognized prior service cost (benefit) | 5,666 | 5,313 | (1,003) | (5,780) |
| Unrecognized net obligation | 283 | 258 | — | — |
| **Net amount recognized** | $ 24,617 | $ 15,547 | $ (22,987) | $ (80,560) |
| **Amounts recognized in the statement of financial position:** | | | | |
| Prepaid benefit cost | $ 24,926 | — | — | — |
| Accrued benefit liability | (25,836) | $ (30,587) | $ (22,987) | $ (80,561) |
| Intangible asset | 5,998 | 5,651 | — | — |
| Accumulated other comprehensive loss | 19,529 | 40,483 | — | — |
| **Net amount recognized** | $ 24,617 | $ 15,547 | $ (22,987) | $ (80,561) |

The accumulated benefit obligation for the pension plan was $78,911 and $168,550 at December 31, 2004 and 2005, respectively.

At December 31, 2005, the projected benefit payments for the defined benefit pension plan and the postretirement benefit plan totaled $7,397 and $3,681 in 2006, $7,735 and $4,062 in 2007, $7,938 and $4,490 in 2008, $8,558 and $4,928 in 2009, $8,753 and $5,284 in 2010, and $52,560 and $28,686 in years 2011 through 2015, respectively. The projected payments were calculated using the same assumptions as those used to calculate the benefit obligations listed above.

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $67,607, $67,276 and $60,777 respectively, as of December 31, 2004 and $169,590, $168,550 and $138,691, respectively, as of December 31, 2005.

***Components of Net Periodic Benefit Cost:***

***For the years ended December 31,***

| | Pension Benefits | | | Other Benefits | | |
|---|---|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2003 | 2004 | 2005 |
| Service cost-benefits earned during the year | $ 2,309 | $ 2,704 | $ 3,639 | $ 774 | $ 896 | $ 1,456 |
| Interest cost on projected benefit obligation | 3,850 | 4,292 | 8,130 | 1,417 | 1,464 | 4,186 |
| Expected return on plan assets | (4,989) | (5,762) | (10,701) | — | — | — |
| Prior service cost and other amortization (net) | 1,373 | 1,649 | 1,827 | (23) | (44) | (262) |
| Total net amount charged to income | $ 2,543 | $ 2,883 | $ 2,895 | $ 2,168 | $ 2,316 | $ 5,380 |

***Additional Information:***

| | Pension Benefits | | Other Benefits | |
|---|---|---|---|---|
| | 2004 | 2005 | 2004 | 2005 |
| Increase in minimum liability included in other comprehensive income | $ 1,575 | $ 20,870 | N/A | N/A |

***Actuarial Assumptions:***

Assumptions used to determine benefit obligations as of December 31 were as follows:

| | Pension Benefits | | Other Benefits | |
|---|---|---|---|---|
| | 2004 | 2005 | 2004 | 2005 |
| Discount rate | 6.00% | 5.42% | 6.00% | 5.64% |
| Rate of increase in future compensation levels | 3.00% | 3.50% | 3.00% | 3.50% |

Assumptions used to determine net periodic benefit cost for the years ended December 31 were as follows:

| | Pension Benefits | | Other Benefits | |
|---|---|---|---|---|
| | 2004 | 2005 | 2004 | 2005 |
| Discount rate | 6.00% | 5.83% | 6.00% | 5.66% |
| Rate of increase in future compensation levels | 3.00% | 3.00% | 3.00% | 3.00% |
| Expected long-term rate of return on assets | 8.75% | 8.78% | N/A | N/A |

The expected long-term rate of return on assets is determined primarily by looking at past performance. In addition, management considers the long-term performance characteristics of the asset mix.

Assumed health care cost trend rates at December 31 were as follows:

| | 2004 | 2005 |
|---|---|---|
| Health care cost trend rate assumed for next year | 10.00% | 11.00% |
| Rate to which the cost trend rate is assumed to decline | 5.00% | 5.16% |
| Year that the rate reaches the ultimate trend rate | 2010 | 2011 |

The health care cost trend rate assumption has a significant effect on the amounts reported. A one-percentage point change in assumed health care cost trend rates would have the following effects on 2005:

| | 1-Percentage-Point Increase | 1-Percentage-Point Decrease |
|---|---|---|
| Effect on total of service and interest cost | $ 1,406 | $ (1,113) |
| Effect on postretirement benefit obligation | $ 10,911 | $ (10,215) |

***Plan Assets:***

Our pension plan weighted-average asset allocations at December 31, 2004 and 2005, by asset category are as follows:

| | 2004 | 2005 |
|---|---|---|
| Equity securities | 73% | 64% |
| Debt securities | 23% | 32% |
| Other | 4% | 4% |
| Total | 100% | 100% |

Our investment objectives are (1) to maintain the purchasing power of the current assets and all future contributions; (2) to maximize return within reasonable and prudent levels of risk; (3) to maintain an appropriate asset allocation policy that is compatible with the actuarial assumptions, while still having the potential to produce positive real returns; and (4) to control costs of administering the plan and managing the investments.

Our desired investment result is a long-term rate of return on assets that is at least a 5% real rate of return, or 5% over inflation as measured by the Consumer Price Index for the U.S. plans. The target rate of return for the plans have been based upon the assumption that future real returns will approximate the long-term rates of return experienced for each asset class in our investment policy statement. Our investment guidelines are based upon an investment horizon of greater than five years, so that interim fluctuations should be viewed with appropriate perspective. Similarly, the Plan's strategic asset allocation is based on this long-term perspective.

We believe that the plan's risk and liquidity posture are, in large part, a function of asset class mix. Our investment committee has reviewed the long-term performance characteristics of various asset classes, focusing on balancing the risks and rewards of market behavior. Based on this and the plan's time horizon, risk tolerances, performance expectations and asset class preferences, the following strategic asset allocation was derived:

| | Lower Limit | Strategic Allocation | Upper Limit |
|---|---|---|---|
| Domestic Large Capitalization Equities: | | | |
| Value | 10% | 15% | 20% |
| Growth | 10% | 15% | 20% |
| Index-Passive | 15% | 20% | 25% |
| Domestic Aggressive Growth Equities: | | | |
| International Equities | 5% | 10% | 15% |
| Large-Mid Cap | 5% | 10% | 15% |
| Fixed Income: | | | |
| Domestic | 25% | 30% | 35% |

The allocation of the fund is reviewed periodically. Should any of the strategic allocations extend beyond the suggested lower or upper limits, a portfolio rebalance may be appropriate.

While we use the same methodologies to manage the Canadian plans, the primary objective is to achieve a minimum rate of return of Consumer Price Index plus 3 over 4-year moving periods, and to obtain total fund rates of return that are in the top third over 4-year moving periods when compared to a representative sample of Canadian pension funds with similar asset mix characteristics. The asset mix for the Canadian pension fund is targeted as follows:

| | Minimum | Maximum |
|---|---|---|
| Total Equities | 40% | 65% |
| Foreign Equities | 0% | 50% |
| Bonds and Mortgages | 25% | 50% |
| Short-Term | 0% | 15% |

*Cash Flows*—We expect to contribute approximately $7,397 to our pension plans and $3,681 to our other postretirement benefit plan in 2006.

*Other Plans*—We also provide a 401(k) savings plan and a profit sharing plan for substantially all U.S. salaried employees. Select employees may also participate in the Accuride Executive Retirement Allowance Policy and a supplemental savings plan. Expense associated with these plans for the years ended December 31, 2003, 2004 and 2005 totaled $1.1 million, $1.6 million and $4.9 million, respectively.

**Note 11 – Income Taxes**

The income tax provision (benefit) from continuing operations for the years ended December 31 is as follows:

| | 2003 Restated (Note 5) | 2004 Restated (Note 5) | 2005 |
|---|---|---|---|
| Current: | | | |
| Federal | $ (350) | $ 6,013 | $ 2,092 |
| State | 78 | 1,526 | 2,271 |
| Foreign | 1,940 | 1,946 | 2,516 |
| | 1,668 | 9,485 | 6,879 |
| Deferred: | | | |
| Federal | (7,383) | 4,258 | 16,422 |
| State | (896) | 894 | 1,391 |
| Foreign | 3,154 | 4,889 | 4,340 |
| Valuation allowance | 2,381 | — | (823) |
| | (2,744) | 10,041 | 21,330 |
| Total | $ (1,076) | $ 19,526 | $ 28,209 |

The foreign component of pretax earnings before eliminations in 2003, 2004 and 2005 was approximately $5,203, $10,475 and $22,930, respectively.

A reconciliation of the U.S. statutory tax rate to our effective tax rate (benefit) for the years ended December 31, is as follows:

| | 2003 Restated (Note 5) | 2004 Restated (Note 5) | 2005 |
|---|---|---|---|
| Statutory tax rate | (35.0)% | 35.0% | 35.0% |
| State and local income taxes (benefit) | (9.1) | 3.6 | 3.5 |
| Incremental foreign tax (benefit) | 32.6 | 7.7 | (1.5) |
| Change in valuation allowance | 23.8 | — | (1.0) |
| Reversal of previously accrued taxes | (24.9) | — | — |
| Other items—net | 1.9 | 1.3 | (0.5) |
| Effective tax rate (benefit) | (10.7)% | 47.6% | 35.5% |

Deferred income tax assets and liabilities comprised the following at December 31:

| | 2004 Restated (Note 5) | 2005 |
|---|---|---|
| Deferred tax assets: | | |
| Depreciation and amortization | $ 12,391 | $ 10,378 |
| Postretirement and postemployment benefits | 8,587 | 30,856 |
| Accrued liabilities, reserves and other | 2,675 | 7,831 |
| Debt transaction and refinancing costs | 1,892 | 7,606 |
| Inventories | — | 2,685 |
| Accrued compensation and benefits | 3,313 | 6,698 |
| Worker's compensation | 78 | 3,116 |
| State income taxes | — | 2,227 |
| Other tax credits | 1,099 | 2,587 |
| Alternative minimum tax credit | 1,449 | 379 |
| Loss carryforwards | 21,444 | 23,914 |
| Valuation allowance | (4,825) | (7,541) |
| Total deferred tax assets | 48,103 | 90,736 |
| Deferred tax liabilities: | | |
| Asset basis and depreciation | 14,919 | 43,426 |
| Goodwill amortization | 5,538 | 7,685 |
| Unrealized foreign exchange gain | 1,755 | 1,930 |
| Pension costs | 2,115 | 420 |
| Inventories | 1,531 | — |
| Intangible assets | — | 54,187 |
| Other | 983 | 3,643 |
| Total deferred tax liabilities | 26,841 | 111,291 |
| Net deferred tax asset (liability) | 21,262 | (20,555) |
| Current deferred tax asset | 3,671 | 19,245 |
| Long-term deferred income tax asset (liability)—net | $ 17,591 | $ (39,800) |

Our net operating losses, available in various tax jurisdictions at December 31, 2005 will expire through 2024. In the current year, we have recorded deferred tax assets for additional foreign and state tax credits incurred through 2005, which will expire through 2015. The alternative minimum tax credit carryforward does not expire. Realization of deferred tax assets is dependent upon taxable income within the carryforward periods available under the applicable tax laws. Although realization of deferred tax assets in excess of deferred tax liabilities is not certain, management has concluded that it is more likely than not we will realize the full benefit of deferred tax assets, except for valuation allowances related to certain state loss and state tax credit carryforwards.

We operate in multiple jurisdictions and are routinely under audit by Federal, state and international tax authorities. Exposures exist related to various filing positions that may require an extended period of time to resolve and may result in income tax adjustments by the taxing authorities. Reserves for these potential exposures that have been established represent management's best estimate of the probable adjustments. On a quarterly basis, we evaluate the reserve amounts in light of any additional information and adjust the reserve balances as necessary to reflect the best estimate of the probable outcomes. We believe that we have established the appropriate reserve for these estimated exposures. However, actual results may differ from these estimates. The resolution of these matters in a particular future period could have an impact on our consolidated statement of operations and provision for income taxes. Included in income taxes payable as of December 31, 2004 and 2005 are $7.3 million and $19.6 million, respectively, of reserves related to federal, state and international tax matters.

In 2004, the effective tax rate increased primarily as a result of $3.2 million of incremental tax expense related to fluctuations in currency and translation adjustments and a change in management's estimate with regard to international tax transactions.

During 2003, we completed a refinancing of the debt of our Canadian subsidiary. The transaction resulted in recognition of a $2.1 million taxable gain attributable to significant fluctuations in foreign exchange rates over the term of the original debt. The effective tax rate recognized for foreign subsidiaries has also been significantly impacted by fluctuations in currency and translation adjustments, which are recognized differently in foreign jurisdictions.

As a result of the expiration of certain state statutes of limitation during 2003, we reversed previously accrued taxes of $2.5 million. In addition, we recorded a valuation allowance of approximately $2.4 million against deferred tax assets related to state net operating loss carryforwards, as management concluded that we will not likely realize the related tax benefits in future years.

During 2005, valuation allowances related to state net operating loss carry forwards were reduced by $0.8 million due to changes in management's estimate of future earnings.

No provision has been made for U.S. income taxes related to undistributed earnings of our foreign subsidiaries that we intend to permanently reinvest. At December 31, 2005, Accuride Canada had $5.0 million of cumulative retained earnings.

At December 31, 2005, AdM had no cumulative retained earnings. We previously treated undistributed earnings as permanently reinvested. Accordingly, no provision for U.S. income taxes has been made for such earnings.

**Note 12 – Stock Purchase and Option Plan**

Effective January 21, 1998, we adopted the 1998 Stock Purchase and Option Plan for key employees of Accuride Corporation and subsidiaries (the "1998 Plan").

The 1998 Plan provides for the issuance of shares of authorized but not issued or reacquired shares of Common Stock subject to adjustment to reflect certain events such as stock dividends, stock splits, recapitalizations, mergers or reorganizations of or by the Company. The 1998 Plan is intended to assist us in attracting and retaining employees of outstanding ability and to promote the identification of their interests with those of our stockholders. The 1998 Plan permits the issuance of Common Stock (the "1998 Plan-Purchase Stock") and the grant of non-qualified stock options (the "1998 Plan-Options") to purchase shares of Common Stock (the issuance of 1998 Plan Purchase Stock and the grant of the 1998 Plan Options pursuant to the 1998 Plan being a "1998 Plan Grant"). Unless sooner terminated by our Board of Directors, the 1998 Plan will expire ten years after adoption. Such termination will not affect the validity of any 1998 Plan Grant outstanding on the date of the termination.

Pursuant to the original 1998 Plan, 1,576,197 shares of our Common Stock were reserved for issuance under such plan. In May 2002, an amendment to the Stock Purchase and Option Plan was adopted, that increased the number of shares reserved for issuance under the plan to 1,918,977. No further options will be granted under our 1998 Stock Purchase and Option Plan for Employees of Accuride Corporation and Subsidiaries, which we refer to as the 1998 Plan.

***1998 Plan-Purchase Stock***—As of December 31, 2004 and 2003, 0 and 472,209 shares of Common Stock under the 1998 Plan Purchase Stock were outstanding under the terms of stock subscription agreements with various of our management personnel, respectively. During 2003 and 2004 no shares were repurchased as treasury stock. In 2005, 1,135 shares were repurchased as treasury stock.

***2005 Incentive Plan***—In connection with the IPO, we adopted the Accuride Corporation 2005 Incentive Award Plan, which we refer to as the Incentive Plan. The Incentive Plan will terminate on the earlier of ten years after it was approved by our stockholders or when the board of directors terminates the Incentive Plan. The Incentive Plan provides for the grant of incentive stock options, or ISOs, as defined in section 422 of the Internal Revenue Code of 1986, as amended, or the Code, nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, or SARs, deferred stock, dividend equivalent rights, performance awards and stock payments, which we refer to collectively as Awards, to our employees, consultants and directors. Up to 1,633,988 shares of our common stock are reserved for issuance upon the grant or exercise of Awards under the Incentive Award Plan.

***Employee Stock Purchase Plan***—During 2005, we adopted the Accuride Corporation Employee Stock Purchase Plan, or ESPP, which is designed to allow our eligible employees and the eligible employees of our participating subsidiaries to purchase shares of common stock, at quarterly intervals, with their accumulated payroll deductions. Under the Accuride ESPP, we have reserved 653,595 shares as available to issue to all of our eligible employees as determined by the Board of Directors. The ESPP has quarterly offering periods, however payroll deductions for participants are accumulated during the quarterly offering periods. During 2005, shares were purchased at a price per share that was equal to 85% of the fair market value per share on the first day of the offering period or, if lower, 85% of the fair market value per share on the purchase date. During 2005, 99,701 shares were purchased under the ESPP. Funds to purchase an additional 27,638 shares were accumulated during the fourth quarter of 2005 and those shares were issued in early 2006. Effective January 1, 2006, the

ESPP was revised so that shares will be purchased at a price per share equal to 95% of the fair market value per share on the purchase dates.

*Stock Activity*—The following is an analysis of stock option activity pursuant to the 1998 Plan and the 2005 Incentive Plan for the stock options outstanding at the end of the respective periods:

| | Year ended December 31, | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2003 | | | 2004 | | | 2005 | | |
| | Options | | Weighted Average Price | | | Weighted Average Price | Options | | Weighted Average Price |
| Outstanding—beginning of year | 1,400,079 | $ | 4.82 | 1,285,398 | $ | 4.71 | 1,424,344 | $ | 4.53 |
| Granted | — | | — | 153,660 | $ | 2.96 | 995,125 | $ | 9.34 |
| Cancelled | — | | — | — | | — | — | | — |
| Exercised | (1,891) | $ | 2.96 | (2,009) | $ | 7.81 | (188,617) | $ | 6.65 |
| Forfeited or expired | (112,790) | $ | 6.16 | (12,705) | $ | 3.11 | (159,570) | $ | 9.00 |
| Outstanding—end of year | 1,285,398 | $ | 4.71 | 1,424,344 | $ | 4.53 | 2,071,282 | $ | 6.30 |
| Options exercisable—end of year | 819,717 | $ | 5.52 | 1,067,060 | $ | 4.91 | 1,133,754 | $ | 4.19 |

The following table summarizes information about stock options outstanding at December 31, 2005:

| | Options Outstanding | | | | Options Exercisable | | |
|---|---|---|---|---|---|---|---|
| | Shares Under Option | Weighted Average Remaining Life | | Weighted Average Exercise Price | Shares Under Option | | Weighted Average Exercise Price |
| Range of Exercise Prices | | | | | | | |
| $0.01 to $3.50 | 957,472 | 6.67 | $ | 2.96 | 880,592 | $ | 2.96 |
| $7.01 to $10.50 | 1,045,615 | 7.31 | | 8.86 | 253,162 | | 8.48 |
| $10.51 to $14.00 | 28,000 | 9.75 | | 12.50 | — | | — |
| $14.01 to $17.50 | 40,195 | 9.67 | | 14.92 | — | | — |
| | 2,071,282 | 7.09 | $ | 6.30 | 1,133,754 | | 4.19 |

All originally issued time options from the 1998 Plan vest in equal installments over a five-year period from the date of the grant. Subsequently issued time options vest over a four-year period. Performance options vest after approximately eight years, or can vest at an accelerated rate if we meet certain performance objectives. As of December 31, 2005, options outstanding from both Plans have an exercise price ranging between $2.962 and $14.92 per share and a weighted average remaining contractual life of 7.09 years.

In 2001, we offered eligible employees the opportunity to exchange performance options with an exercise price of $8.30 per share or more that were scheduled to vest in 2001 and 2002 for new options, which we granted in 2002 under the 1998 Plan. The new options vested over a period of four years and have an exercise price of $2.962 per share. In April 2002, we issued 112,349 options at $2.962 per share pursuant to the exchange agreement executed in October 2001.

During 2005, we granted 995,125 options at a weighted average strike price of $9.34 per share. These new options granted under the new Incentive Plan will feature that one half of such options will vest and become exercisable, for so long as the recipient of the options continues to provide services to us, in equal annual installments over a four-year period on each anniversary of the grant date. The other half of the options granted under the 2005 Accuride Incentive Plan will vest upon the achievement of certain annual performance objectives. The 2005 Incentive Plan will terminate on the earlier of ten years after it was approved by our stockholders or when the board of directors terminates the Incentive Plan.

**Note 13 – Commitments**

We lease certain plant, office space and equipment for varying periods. Management expects that in the normal course of business, expiring leases will be renewed or replaced by other leases.

Purchase commitments related to fixed assets at December 31, 2005 totaled $3.7 million. Rent expense for the years ended December 31, 2003, 2004 and 2005 was $2,879, $3,011 and $9,228, respectively. Future minimum lease payments for all non-cancelable operating leases having a remaining term in excess of one year at December 31, 2005 are as follows:

| | |
|---|---|
| 2006 | $ 5,725 |
| 2007 | 4,698 |
| 2008 | 3,849 |
| 2009 | 3,012 |
| 2010 | 1,703 |
| Thereafter | 1,859 |
| Total | $ 20,846 |

**Note 14 – Segment Reporting**

The Company consists of seven operating segments that design, manufacture and distribute components for trucks, trailers, and other vehicles. These operating segments are aggregated into a single reportable segment as they have similar economic characteristics, products and production processes, class of customer and distribution methods. We believe this segmentation is appropriate based upon management's operating decisions and performance assessment.

***Geographic Segments***—We have operations in the United States, Canada, and Mexico, which are summarized below.

| For Year Ended Dec. 31, 2003 | United States | Canada | Mexico | Eliminations | Combined |
|---|---|---|---|---|---|
| Net sales: | | | | | |
| Sales to unaffiliated customers—domestic | $ 301,548 | $ 11,226 | $ 30,106 | $ — | $ 342,880 |
| Sales to unaffiliated customers—export | 17,589 | — | 3,789 | — | 21,378 |
| Total | $ 319,137 | $ 11,226 | $ 33,895 | $ — | $ 364,258 |
| Long-lived assets | $ 344,641 | $ 137,717 | $ 33,157 | $ (166,184) | $ 349,331 |

| For Year Ended Dec. 31, 2004 | United States | Canada | Mexico | Eliminations | Combined |
|---|---|---|---|---|---|
| Net sales: | | | | | |
| Sales to unaffiliated customers—domestic | $ 393,221 | $ 18,189 | $ 33,473 | $ — | $ 444,883 |
| Sales to unaffiliated customers—export | 45,837 | — | 3,288 | — | 49,125 |
| Total | $ 439,058 | $ 18,189 | $ 36,761 | $ — | $ 494,008 |
| Long-lived assets | $ 346,273 | $ 136,169 | $ 31,540 | $ (166,184) | $ 347,798 |

| For Year Ended Dec. 31, 2005 | United States | Canada | Mexico | Eliminations | Combined |
|---|---|---|---|---|---|
| Net sales: | | | | | |
| Sales to unaffiliated customers—domestic | $ 1,000,549 | $ 14,902 | $ 41,811 | $ — | $ 1,057,262 |
| Sales to unaffiliated customers—export | 164,795 | — | 7,254 | — | 172,049 |
| Total | $ 1,165,344 | $ 14,902 | $ 49,065 | $ — | $ 1,229,311 |
| Long-lived assets | $ 909,759 | $ 93,726 | $ 30,796 | $ (166,184) | $ 868,097 |

Each geographic segment made sales to each of the three major customers in 2005 that each exceed 10% of total net sales for the years ended December 31. Sales to those customers are as follows:

| | 2003 | | 2004 | | 2005 | |
|---|---|---|---|---|---|---|
| | Amount | % of Sales | Amount | % of Sales | Amount | % of Sales |
| Customer one | $ 72,205 | 19.8% | $ 93,898 | 19.0% | $ 213,001 | 17.3% |
| Customer two | 58,657 | 16.1% | 79,687 | 16.1% | 184,953 | 15.0% |
| Customer three | 47,806 | 13.1% | 76,245 | 15.4% | 143,500 | 11.7% |
| | $ 178,668 | 49.0% | $ 249,830 | 50.5% | $ 541,454 | 44.0% |

Sales by product grouping for the years ended December 31, as follows:

| | 2003 | | 2004 | | 2005 | |
|---|---|---|---|---|---|---|
| | Amount | % of Sales | Amount | % of Sales | Amount | % of Sales |
| Wheels | $ 364,258 | 100.0% | $ 494,008 | 100.0% | $ 619,985 | 50.4% |
| Wheel-end components and assemblies | — | —% | — | —% | 259,923 | 21.1% |
| Truck body and chassis parts | — | —% | — | —% | 146,904 | 12.0% |
| Seating assemblies | — | —% | — | —% | 70,842 | 5.8% |
| Other components | — | —% | — | —% | 131,657 | 10.7% |
| | $ 364,258 | 100.0% | $ 494,008 | 100.0% | $ 1,229,311 | 100.0% |

### Note 15 – Financial Instruments

We have determined the estimated fair value amounts of financial instruments using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that we could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have an effect on the estimated fair value amounts.

The carrying amounts of cash and cash equivalents, trade receivables, and accounts payable approximate fair value because of the relatively short maturity of these instruments. The carrying amounts and related estimated fair values for our remaining financial instruments are as follows:

| | 2004 | | 2005 | |
|---|---|---|---|---|
| | Carrying Amount | Estimated Fair Value | Carrying Amount | Estimated Fair Value |
| **Assets** | | | | |
| Foreign Exchange Forward Contracts | $ 757 | $ 757 | $ — | $ — |
| Foreign Exchange Collar Options | $ — | $ — | $ 296 | $ 296 |
| Interest Rate Swap Contracts | $ — | $ — | $ 2,651 | $ 2,651 |
| **Liabilities** | | | | |
| Total Debt | $ 489,000 | $ 492,733 | $ 697,725 | $ 700,631 |

Fair values relating to derivative financial instruments reflect the estimated amounts that we would receive or pay to terminate the contracts at the reporting date based on quoted market prices of comparable contracts as of December 31.

The fair value of our long-term debt has been determined on the basis of the specific securities issued and outstanding. All of our long-term debt is at variable rates at December 31, 2004 and 2005 except for the senior subordinated notes, which have a fixed interest rate of 8.50% (see Note 8).

### Note 16 – Related Transactions

In connection with the TTI merger, we entered into a management services agreement with KKR and Trimaran Fund Management L.L.C., or TFM, pursuant to which we retained KKR and TFM to provide management, consulting and financial services to Accuride of the type customarily performed by investment companies to our portfolio companies. In exchange for such services, we agreed to pay an annual fee in the amount equal to $665,000 to KKR and $335,000 to TFM. In addition, we will reimburse KKR and TFM, and their respective affiliates, for all reasonable out-of-pocket expenses incurred in connection with such retention, including travel expenses and expenses of legal counsel. We may terminate the management services agreement with respect to either KKR or TFM when one or both parties no longer has the right to appoint one or more members to our board of directors pursuant to the terms of the Shareholder Rights Agreement that we entered in connection with the TTI merger. Additionally, the management services agreement will automatically terminate upon a change of control as provided in the Shareholder Rights Agreement.

### Note 17 – Quarterly Data (unaudited)

The following table sets forth certain quarterly income statement information of the Company for the fiscal years ended December 31, 2004 and 2005:

| | 2004 Restated (Note 5) | | | | |
|---|---|---|---|---|---|
| | Q1 | Q2 | Q3 | Q4 | Total |
| | (Dollars in Thousands, except per share data) | | | | |
| Net sales | $ 111,401 | $ 120,631 | $ 123,463 | $ 138,513 | $ 494,008 |
| Gross profit(2) | 21,618 | 24,418 | 26,280 | 30,341 | 102,657 |
| Operating expenses | 6,371 | 6,418 | 5,758 | 7,003 | 25,550 |
| Income from operations | 15,247 | 18,000 | 20,522 | 23,338 | 77,107 |
| Equity earnings of affiliates | 138 | 155 | 148 | 205 | 646 |
| Other expense(1) | (9,049) | (10,709) | (8,564) | (8,415) | (36,737) |
| Net income(2)(3) | 4,564 | 4,329 | 7,062 | 5,535 | 21,490 |
| Diluted income per share | $ 0.30 | $ 0.28 | $ 0.46 | $ 0.36 | $ 1.41 |

| | 2005 | | | | |
|---|---|---|---|---|---|
| | Q1 | Q2 | Q3 | Q4 | Total |
| | (Dollars in Thousands, except per share data) | | | | |
| Net sales | $ 272,616 | $ 342,815 | $ 316,136 | $ 297,744 | $ 1,229,311 |
| Gross profit | 46,252 | 64,723 | 56,458 | 49,300 | 216,733 |
| Operating expenses(4) | 15,345 | 18,854 | 17,101 | 15,898 | 67,198 |
| Income from operations | 30,907 | 45,869 | 39,357 | 33,402 | 149,535 |
| Equity earnings of affiliates | 179 | 207 | (8) | 77 | 455 |
| Other expense(1) | (32,039) | (17,526) | (9,791) | (11,196) | (70,552) |
| Net income | 188 | 17,019 | 19,140 | 14,882 | 51,229 |
| Diluted income per share | $ 0.01 | $ 0.54 | $ 0.55 | $ 0.43 | $ 1.70 |

(1) Included in other expense are interest income, interest expense, and other income (expense), net. Included in 2005 are $20.0 million of expenses related to the refinancing (see Note 8). Those expenses totaled $19.5 million in the first quarter and $0.5 million in the second quarter.

(2) Included in cost of sales for the quarter ended December 31, 2004 is $2.2 million of income representing the receipt of insurance proceeds from our 2003 business interruption relating to a fire at our Cuyahoga Falls, Ohio facility.

(3) Included in net income in the quarter ended December 31, 2004 is $3.2 million of incremental tax expense relating to fluctuations in currency and translation adjustments and a change in management's estimate with regard to international tax transactions.

(4) Included in the quarterly operating expenses in 2005 is intangible amortization expense of $1.1 million, $1.2 million, $1.5 million, and $1.4 million for the four quarters of 2005, for a total of $5.2 million.

## Note 18 – Valuation and Qualifying Accounts

The following table summarizes the changes in our valuation and qualifying accounts:

| | Balance at Beginning of Period | Additions due to TTI Acquisition | Charges (credits) to Cost and Expenses | Recoveries | Write-Offs at end of Period | Balance |
|---|---|---|---|---|---|---|
| Reserves deducted in balance sheet from the asset to which applicable: | | | | | | |
| Accounts Receivable: | | | | | | |
| December 31, 2003 | 1,364 | — | (259) | 7 | (290) | 822 |
| December 31, 2004 | 822 | — | (18) | — | (289) | 515 |
| December 31, 2005 | 515 | 1,275 | 1,184 | 23 | (505) | 2,492 |

## Note 19 - Contingencies

We are from time to time involved in various legal proceedings of a character normally incident to our business. We do not believe that the outcome of these proceedings will have a material adverse effect on our consolidated financial condition or results of our operations.

Our operations are subject to federal, state and local environmental laws, rules and regulations. Pursuant to our Recapitalization on January 21, 1998, we were indemnified by PDC with respect to certain environmental liabilities at our Henderson and London facilities, subject to certain limitations. Pursuant to the AKW acquisition agreement on April 1, 1999, in which Accuride purchased Kaiser Aluminum and Chemical Corporation's ("Kaiser") 50% interest in AKW, we have been indemnified by Kaiser with respect to certain environmental liabilities relating to the facilities leased by AKW (the "Erie Lease"). On February 12, 2002, Kaiser filed a voluntary petition in the United States Bankruptcy Court for the District of Delaware for reorganization under Chapter 11 of the United States Bankruptcy Code, which could limit our ability to pursue indemnification claims, if necessary, from Kaiser. Management does not believe that the outcome of any environmental proceedings will have a material adverse effect on the consolidated financial condition or results of our operations.

As of December 31, 2005, we had an environmental reserve of approximately $2.7 million, related primarily to TTI's foundry operations. This reserve is based on current cost estimates and does not reduce estimated expenditures to net present value, but does take into account the benefit of a contractual indemnity given to us by a prior owner of our wheel-end subsidiary. We cannot assure you, however, that the indemnitor will fulfill its obligations, and the failure to do so could result in future costs that may be material. Any cash expenditures required by us or our subsidiaries to comply with applicable environmental laws and/or to pay for any remediation efforts will not be reduced or otherwise affected by the existence of the environmental reserve. We currently anticipate spending approximately $0.2 million per year in 2006 through 2010 for monitoring the various environmental sites associated with the environmental reserve, including attorney and consultant costs for strategic planning and negotiations with regulators and other potentially responsible parties, and payment of remedial investigation costs. Based on all of the information presently available to us, we believe that our environmental reserves will be adequate to cover the future costs related to the sites associated with the environmental reserves, and that any additional costs will not have a material adverse effect on our financial condition, results of operations or cash flows. However, the discovery of additional sites, the modification of existing or promulgation of new laws or regulations, more vigorous enforcement by regulators, the imposition of joint and several liability under CERCLA or analogous state laws, or other unanticipated events could also result in such a material adverse effect.

The final Iron and Steel Foundry National Emission Standard for Hazardous Air Pollutants, or NESHAP, was developed pursuant to Section 112(d) of the Clean Air Act and requires all major sources of hazardous air pollutants to install controls representative of maximum achievable control technology. We are evaluating the applicability of the Iron and Steel Foundry NESHAP to our foundry operations. If applicable, compliance with the Iron and Steel Foundry NESHAP may result in future significant capital costs, which we currently expect to be approximately $5 million in total during the period 2006 through 2007.

**Note 20 – Product Warranties**

The Company provides product warranties in conjunction with certain product sales. Generally, sales are accompanied by a 1- to 5-year standard warranty. These warranties cover factors such as non-conformance to specifications and defects in material and workmanship.

Estimated standard warranty costs are recorded in the period in which the related product sales occur. The warranty liability recorded at each balance sheet date in other current liabilities reflects the estimated number of months of warranty coverage outstanding for products delivered times the average of historical monthly warranty payments, as well as additional amounts for certain major warranty issues that exceed a normal claims level. Warranty payments for the years ending December 31, 2003 and 2004 were not material. The following table summarizes product warranty activity recorded for the year ended December 31, 2005:

| | 2005 |
|---|---|
| Balance—beginning of year | $ 25 |
| Additions due to TTI acquisition | 891 |
| Provision for new warranties | 2,207 |
| Payments | (1,749) |
| Balance—end of year | $ 1,374 |

**Note 21—Guarantor and Non-guarantor Financial Statements**

Our 8½% Senior Subordinated Notes due 2015 are fully and unconditionally guaranteed, on a joint and several basis, by substantially all of our wholly-owned domestic subsidiaries ("Subsidiary Guarantors"). The non-guarantor subsidiaries are our foreign subsidiaries. The following condensed financial information illustrates the composition of the combined Subsidiary Guarantors:

## CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

| (In thousands) | December 31, 2004 Restated (Note 5) | | | |
|---|---|---|---|---|
| | Guarantor Subsidiaries | Non-guarantor Subsidiaries | Eliminations | Total |
| **ASSETS** | | | | |
| Current Assets | $ 134,716 | $ 63,968 | $ (776) | $ 197,908 |
| Property, plant, and equipment, net | 96,727 | 108,642 | — | 205,369 |
| Other non-current assets | 285,952 | 40,252 | (166,184) | 160,020 |
| TOTAL | $ 517,395 | $ 212,862 | $ (166,960) | $ 563,297 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)** | | | | |
| Current Liabilities | $ 58,489 | $ 33,632 | — | 92,121 |
| Long term debt, net | 461,780 | 25,000 | — | 486,780 |
| Deferred income taxes | (16,305) | 16,305 | — | — |
| Other non-current liabilities | 21,662 | 8,515 | — | 30,177 |
| Stockholders' equity (deficiency) | (8,231) | 129,410 | $ (166,960) | (45,781) |
| TOTAL | $ 517,395 | $ 212,862 | $ (166,960) | $ 563,297 |

| | December 31, 2005 | | | |
|---|---|---|---|---|
| | Guarantor Subsidiaries | Non-guarantor Subsidiaries | Eliminations | Total |
| **ASSETS** | | | | |
| Current Assets | $ 272,959 | $ 82,168 | $ (2,870) | $ 352,257 |
| Property, plant, and equipment, net | 214,921 | 103,051 | — | 317,972 |
| Other non-current assets | 694,838 | 21,471 | $ (166,184) | 550,125 |
| TOTAL | $ 1,182,718 | $ 206,690 | $ (169,054) | $ 1,220,354 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)** | | | | |
| Current Liabilities | $ 162,778 | $ 36,481 | $ (1,673) | $ 197,586 |
| Long term debt, net | 692,725 | 5,000 | — | 697,725 |
| Deferred income taxes | 31,091 | 8,709 | — | 39,800 |
| Other non-current liabilities | 96,601 | 12,899 | — | 109,500 |
| Stockholders' equity (deficiency) | 199,523 | 143,601 | (167,381) | 175,743 |
| TOTAL | $ 1,182,718 | $ 206,690 | $ (169,054) | $ 1,220,354 |

| | Year ended December 31, 2003 Restated (Note 5) | | | |
|---|---|---|---|---|
| | Guarantor Subsidiaries | Non-guarantor Subsidiaries | Eliminations | Total |
| Net Sales | $ 392,918 | $ 198,710 | $ (227,370) | $ 364,258 |
| Cost of Goods Sold | 342,720 | 186,451 | (227,370) | 301,801 |
| Gross Profit | 50,198 | 12,259 | — | 62,457 |
| Operating Expenses | 23,134 | 784 | — | 23,918 |
| Income from operations | 27,064 | 11,475 | — | 38,539 |
| Other income (expense): | | | | |
| Interest income (expense), net | (45,713) | (4,164) | — | (49,877) |
| Equity in earnings of affiliates | 485 | — | — | 485 |
| Other income (expense), net | 2,932 | (2,107) | — | 825 |
| Income (loss) before income taxes | (15,232) | 5,204 | — | (10,028) |
| Income tax provision (benefit) | (6,170) | 5,094 | — | (1,076) |
| Net income (loss) | $ (9,062) | $ 110 | $ — | $ (8,952) |

| | Year ended December 31, 2004 Restated (Note 5) | | | |
|---|---|---|---|---|
| | Guarantor Subsidiaries | Non-guarantor Subsidiaries | Eliminations | Total |
| Net Sales | $ 536,709 | $ 240,165 | $ (282,866) | $ 494,008 |
| Cost of Goods Sold | 448,757 | 225,017 | (282,423) | 391,351 |
| Gross Profit | 87,952 | 15,148 | (443) | 102,657 |
| Operating Expenses | 24,746 | 804 | — | 25,550 |
| Income (loss) from operations | 63,206 | 14,344 | (443) | 77,107 |
| Other income (expense): | | | | |
| Interest income (expense), net | (33,468) | (3,377) | — | (36,845) |
| Equity in earnings of affiliates | 646 | — | — | 646 |
| Other income (expense), net | 463 | (355) | — | 108 |
| Income (loss) before income taxes | 30,847 | 10,612 | (443) | 41,016 |
| Income tax provision | 13,443 | 6,083 | — | 19,526 |
| Net income (loss) | $ 17,404 | $ 4,529 | $ (443) | $ 21,490 |

| | Year ended December 31, 2005 | | | |
|---|---|---|---|---|
| | Guarantor Subsidiaries | Non-guarantor Subsidiaries | Eliminations | Total |
| Net Sales | $ 1,334,506 | $ 313,574 | $ (418,769) | $ 1,229,311 |
| Cost of Goods Sold | 1,145,795 | 285,131 | (418,348) | 1,012,578 |
| Gross Profit | 188,711 | 28,443 | (421) | 216,733 |
| Operating Expenses | 66,340 | 858 | — | 67,198 |
| Income (loss) from operations | 122,371 | 27,585 | (421) | 149,535 |
| Other income (expense): | | | | |
| Interest income (expense), net | (66,822) | (4,295) | — | (71,117) |
| Equity in earnings of affiliates | 455 | — | — | 455 |
| Other income (expense), net | 926 | (361) | — | 565 |
| Income (loss) before income taxes | 56,930 | 22,929 | (421) | 79,438 |
| Income tax provision | 21,353 | 6,856 | — | 28,209 |
| Net income (loss) | $ 35,577 | $ 16,073 | $ (421) | $ 51,229 |

| | Year ended December 31, 2003 Restated (Note 5) | | | |
|---|---|---|---|---|
| | Guarantor Subsidiaries | Non-guarantor Subsidiaries | Eliminations | Total |
| Net cash provided by (used by) operating activities | $ (37,841) | $ 46,805 | $ — | $ 8,964 |
| Net cash provided by (used by) investing activities | (6,577) | (14,095) | — | (20,672) |
| Net cash provided by (used by) financing activities | 46,284 | (33,150) | — | 13,134 |
| Increase (decrease) in cash and cash equivalents | 986 | 440 | — | 1,426 |
| Cash and cash equivalents, beginning of year | 25,543 | 15,723 | — | 41,266 |
| Cash and cash equivalents, end of year | $ 26,529 | $ 16,163 | $ — | $ 42,692 |

| | Year ended December 31, 2004 Restated (Note 5) | | | |
|---|---|---|---|---|
| | Guarantor Subsidiaries | Non-guarantor Subsidiaries | Eliminations | Total |
| Net cash provided by (used by) operating activities | $ 36,923 | $ 21,406 | $ — | $ 58,329 |
| Net cash provided by (used by) investing activities | (17,542) | (9,730) | — | (27,272) |
| Net cash provided by (used by) financing activities | (1,906) | — | — | (1,906) |
| Increase (decrease) in cash and cash equivalents | 17,475 | 11,676 | — | 29,151 |
| Cash and cash equivalents, beginning of year | 26,529 | 16,163 | — | 42,692 |
| Cash and cash equivalents, end of year | $ 44,004 | $ 27,839 | $ — | $ 71,843 |

| | Year ended December 31, 2005 | | | |
|---|---|---|---|---|
| | Guarantor Subsidiaries | Non-guarantor Subsidiaries | Eliminations | Total |
| Net cash provided by (used by) operating activities | $ 57,483 | $ 34,432 | $ — | $ 91,915 |
| Net cash provided by (used by) investing activities | (41,314) | (6,292) | — | (47,606) |
| Net cash provided by (used by) financing activities | (47,737) | (20,000) | — | (67,737) |
| Increase (decrease) in cash and cash equivalents | (31,568) | 8,140 | — | (23,428) |
| Cash and cash equivalents, beginning of year | 44,004 | 27,839 | — | 71,843 |
| Cash and cash equivalents, end of year | $ 12,436 | $ 35,979 | $ — | $ 48,415 |

**CERTIFICATION**

I, Terrence J. Keating, certify that:

1. I have reviewed this annual report on Form 10-K of Accuride Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) [Omitted in reliance on SEC Release No. 33-8238, 34-47986, Section III.E.];

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 7, 2006

/s/ TERRENCE J. KEATING
Terrence J. Keating
Chief Executive Officer

**CERTIFICATION**

I, John R. Murphy, certify that:

1. I have reviewed this annual report on Form 10-K of Accuride Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) [Omitted in reliance on SEC Release No. 33-8238, 34-47986, Section III.E.];

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 7, 2006

/s/ JOHN R. MURPHY

John R. Murphy
President and Chief Financial Officer

**Section 906 Certification**

Pursuant to 18 U.S.C. Section 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of Accuride Corporation (the "Company") hereby certifies, to such officer's knowledge, that:

(i) The accompanying Annual Report on Form 10-K of the Company for the annual period ended December 31, 2005 (the "Report") fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(ii) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ TERRENCE J. KEATING

Terrence J. Keating
Chief Executive Officer

Dated: March 7, 2006

**Section 906 Certification**

Pursuant to 18 U.S.C. Section 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of Accuride Corporation (the "Company") hereby certifies, to such officer's knowledge, that:

(iii) The accompanying Annual Report on Form 10-K of the Company for the annual period ended December 31, 2005 (the "Report") fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ JOHN R. MURPHY
John R. Murphy
President and Chief Financial Officer

Dated: March 7, 2006

## Stock Exchange Listing

Accuride's common stock is listed on the New York Stock Exchange and trades under the ticker symbol ACW.

Accuride will file its initial Section 303A Annual Written Affirmation with the NYSE within 30 days from the one-year anniversary of its listing date as required by NYSE rules.

## Independent Auditors

Deloitte & Touche LLP
Suite 2000
Bank One Center / Tower
111 Monument Circle
Indianapolis, IN 46204

## Transfer Agent and Registrar

American Stock Transfer & Trust Co.
59 Maiden Lane
New York, NY 10038

## Annual Meeting of Shareholders

The annual meeting of shareholders of Accuride Corporation will be held on May 19, 2006, at 10:00 a.m. at the Marriott Evansville Airport, 7101 Highway 41 North, Evansville, IN 47725

## Form 10-K & Quarterly Reports

Stockholders may obtain free of charge a copy of Accuride's annual report on Form 10-K, its quarterly reports on Form 10-Q as filed with the Securities and Exchange Commission and quarterly press releases by contacting:
Accuride Corporation
Attn: Investor Relations
P.O. Box 15600
Evansville, Indiana 47716
investor@accuridecorp.com
(812) 962-5000

Additionally, an electronic version is available on Accuride's website: www.accuridecorp.com.

## Internet Address

Additional information about Accuride Corporation may be obtained by visiting Accuride's website at http://www.accuridecorp.com.

**Board of Directors Committee Composition**

| Chairperson / Member | Audit Committee | Compensation Committee | Nominating & Corp. Governance Committee |
|---|---|---|---|
| Frederick M. Goltz | | Member | Member |
| James H. Greene, Jr. | | Chairperson | Member |
| Donald T. Johnson, Jr. | Member | | |
| Charles E. Renstchler | Member | Member | |
| Donald C. Roof | Chairperson | | Member |

ACCURIDE® CORPORATION

Office Circle
ville, IN 47716
812.962.5000
accuridecorp.com
@accuridecorp.com